Stepan

Advancing Our Strategy

STEPAN COMPANY 2001 ANNUAL REPORT

Specialty Products

Specialty products include flavors and emulsifiers and solubilizers used in the food and pharmaceutical industry.

Sales for specialty products for 2001 were $24,868,000 versus $21,145,000 for 2000, an 18 percent increase. Specialty products represent three percent of net sales.



Product Line Sales
(Dollars in thousands)

$558,927
$127,722
$24,868

Production Facilities



Global Sales
(Dollars in thousands)

$550,208
$161,309



Long Lived Assets
(Dollars in thousands)

$172,090
$40,343

Stock Information
(New York Stock Exchange, symbol SCL)

	2001	2000
Stock price range	$ 17.80 – 26.38	$ 18.50 – 25.00
Dividend (Common)	$ 0.7075	$ 0.6625
Dividend (Preferred)	$ 1.375	$ 1.375
Earnings per share (Diluted)	$ 1.59	$ 1.47
Return on equity	11%	10%
Book value	$ 16.14	$ 15.57
Shares outstanding	9,231,216	9,227,533

Stepan at a Glance

Surfactants

A surfactant is a surface active agent that changes a liquid's surface tension. Surfactants are the basic cleaning agent in consumer and industrial cleaning products such as detergents for washing clothes, dishes, carpets, floors, walls, as well as shampoos, lotions, toothpastes and cosmetics. Other applications include lubricating ingredients, emulsifiers for spreading agricultural products, and industrial applications such as latex systems, plastics and composites.

Total surfactant sales represented 79 percent of Stepan's 2001 sales or $558,927,000 versus $537,006,000 in 2000.

Domestic surfactant operations, representing 73 percent of surfactants, recognized a $10.6 million, or three percent, decline in sales due to lower sales volume and less favorable sales mix of higher value products. Foreign operations, representing 27 percent of surfactants, reported a $32.5 million, or 27 percent, increase in net sales due to a 28 percent increase in sales volume, which includes the fourth quarter acquisition of Manro Performance Chemicals in the United Kingdom. Operations in Europe and South America contributed higher net sales due to higher volume.



SALES BY LINE OF BUSINESS
Dollars in millions
559
537
141
128
21
25
550
500
450
400
350
300
250
200
150
100
50
0
00
01

Polymers

The polymer product group includes phthalic anhydride, polyurethane polyols, and polyurethane systems. Phthalic anhydride is used in polyester resins, alkyd resins, and plasticizers for applications in construction materials and components of automotive, boating, and other consumer products. Polyurethane polyols and polyurethane systems are used in the manufacture of rigid foam for the construction industry. These products provide thermal insulation and are sold to the construction, industrial and appliance markets. Stepan's polyols are also a base raw material for coatings, adhesives, sealants and elastomers.

Polymer sales represent 18 percent of 2001 sales, or $127,722,000 versus $140,786,000 in 2000, a decline of nine percent. Phthalic anhydride sales, accounting for 26 percent of polymer sales, decreased 21 percent due to lower volume. Polyurethane polyols, representing 59 percent of polymer sales, experienced a one percent decline in net sales on volumes that declined by four percent. Polyurethane systems, representing 15 percent of polymer sales, decreased 15 percent due to lower sales volume.

Information in this annual report contains forward looking statements which are not historical facts. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limiting, cash flow, prospects for our foreign operations, and certain global and regional economic conditions and probability of future acquisitions and new products, and factors detailed in the company's Securities and Exchange Commission filings.

About Stepan

Stepan is a leading merchant producer of surfactants, which are the key ingredients in consumer and industrial cleaning compounds. Manufacturers of detergents, shampoos, lotions, toothpastes and cosmetics depend on surfactants to achieve the foaming and cleaning qualities of their products. Other applications include lubricating ingredients and emulsifiers for spreading of agricultural products. Stepan also produces germicidal quaternary compounds. Stepan produces other specialty products which are often custom-made to meet individual needs. These include flavors, emulsifiers and solubilizers used in the food and pharmaceutical industries. The company is also a principal supplier of phthalic anhydride, a commodity chemical intermediate which is used in polyester resins, alkyd resins and plasticizers. Polyurethane polyols and foam systems sold by the company are used in the expanding thermal insulation market primarily by the construction and refrigeration industries. Headquartered in Northfield, Illinois, Stepan utilizes a network of modern production facilities located in North and South America, Europe and the Philippines.

Our Path to Future Growth

Develop a continuous stream of higher value-added product applications, improve existing processes, and develop new processes for known products

Strategic acquisitions to complement existing product lines in surfactants, polyols and urethane systems

Establish manufacturing locations, sales offices and product development laboratories to supply Stepan's customers in their global expansion

Leverage Stepan's core technologies in world markets with joint ventures where it adds know-how, technology, capital and customers to complement resources of local partners with raw material suppliers, plant sites, regional knowledge

Financial Highlights

(In thousands, except per share and stockholder amounts)

	2001	2000	% Change (2001 vs 2000)	1999	% Change (2000 vs 1999)
Net Sales	$ 711,517	$ 698,937	+ 2	$ 694,659	+ 1
Net Income	16,152	15,008	+ 8	22,129	– 32
Per Share (Diluted)	1.59	1.47	+ 8	2.08	– 29
Percent of Net Sales	2.3%	2.1%	+ 10	3.2%	– 34
Percent Return on Beginning Equity	10.5%	9.7%	+ 8	15.0%	– 35
Depreciation and Amortization	39,972	39,277	+ 2	39,452	—
Capital Expenditures	34,014	28,442	+ 20	32,697	– 13
Dividends Per Common Share	70.75¢	66.25¢	+ 7	61.25¢	+ 8
Working Capital	75,464	71,251	+ 6	68,615	+ 4
Current Ratio	1.7	1.7	—	1.7	—
Long-term Debt, less current maturities	109,588	96,466	+ 14	107,420	– 10
Stockholders' Equity	159,729	154,176	+ 4	155,064	– 1
Stockholders' Equity Per Share	16.14	15.57	+ 4	15.20	+ 2
Average Common Shares Outstanding	9,249	9,355	– 1	9,592	– 2
Number of Stockholders	1,279	1,357	– 6	1,514	– 10


NET SALES
Dollars in thousands
557,973
605,574
635,756
694,659
698,937
711,517
700
600
500
400
300
200
100
0
96
97
98
99
00
01

Compound Annual Growth
Five Years +5%


NET INCOME
Dollars in thousands
19,067
20,410
23,454
22,129
15,008
16,152
25
20
15
10
5
0
96
97
98
99
00
01

Compound Annual Growth
Five Years –3%


NET INCOME
PER COMMON SHARE
Diluted/Dollars
1.71
1.86
2.12
2.08
1.47
1.59
2
1
0
96
97
98
99
00
01

Compound Annual Growth
Five Years –1%


DIVIDENDS
PER COMMON SHARE
Dollars
0.4775
0.5125
0.5625
0.6125
0.6625
0.7075
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
96
97
98
99
00
01

Compound Annual Growth
Five Years +8%

Advancing Our Strategy

Fellow Shareholders

2001 was a very challenging year for our industry. Stepan operated in a highly competitive environment. Excess capacity existed in most of our markets, which led to pricing pressures and margin erosion. In addition, we saw our customers continue to change, as they looked for ways to strengthen their businesses. Consolidation among our customers continued at a significant pace. We will continue to operate in this challenging environment in 2002.

While net income rose modestly from 2000, $16.2 million versus $15.0 million, it was disappointing when compared to our record year in 1998, $23.5 million. The U.S. economy and events after September 11 provided obstacles that we were unable to overcome. Net sales, excluding acquisitions, were flat between years. If we include acquisitions, sales were up $12.6 million to $711.5 million.

Stepan's North American surfactant business saw relatively flat volumes while earnings declined. Particularly challenging for our North American surfactant business is the backward integration in 2002 of two significant customers. Major efforts are underway to focus on opportunities to offset this loss of business. We are optimistic that this will occur. Global surfactant sales represented 79 percent of total company revenues.

Polymers' earnings fell due to a significant decline in volumes and margins for Phthalic Anhydride (PA). Polyol profits were flat on slightly lower volumes. Polyurethane systems' earnings declined on lower sales volume. Polymers represented 18 percent of company sales.

Specialty products' earnings rose on higher sales volume, particularly for the pharmaceutical industry. Specialty products represented three percent of company sales.

One of our most significant accomplishments in 2001 was the acquisition of Manro Performance Chemicals in the U.K. With Manro, we acquired 120 talented people, new product lines, a plant in a strategic market, and $44 million in annual sales. Manro has a very strong position in the U.K. and will provide more opportunities to grow our company on a global basis. See Ed Buening's comments following this letter.

In other areas, surfactants in France had a good year, while results for Germany declined. Mexico had a slight loss and South America was profitable. Income from our Philippines joint venture more than doubled from last year, rising to $1,869,000 in 2001 from $703,000 in 2000. Much of the improvement was due to lower foreign exchange losses



F. Quinn Stepan
Chairman and Chief Executive Officer

F. Quinn Stepan, Jr.
President and Chief Operating Officer

and higher sales volume. Sales softened in the balance of Asia and we have strengthened our marketing capabilities through the addition of two sales personnel. Polyol sales and operating losses in Europe increased modestly.

Operating expenses declined five percent for the year, primarily due to lower administrative expenses. A major reason for the decline was that in the year 2000 we had $6,050,000 in pretax legal and environmental charges. Also contributing to this decline in administrative expenses were insurance recoveries during 2001 of $2,000,000 pretax. Partially offsetting these charges were enterprise resource planning (ERP) system implementation costs of $4,734,000 pretax, and the first-time inclusion of $775,000 for administrative expenses at Stepan U.K. Marketing expenses declined as a result of lower bad debt charges. Research and Development expenses increased one percent to $23.0 million.

Capital expenditures were up modestly with a number of significant plant investments initiated or completed in 2001. We are making major strategic investments to support our fabric softener intermediate business. We will add capacity in Matamoros, Stalybridge (U.K.), Millsdale and Voreppe. We are building on our pioneering efforts in esterquats which are readily biodegradable materials used in the manufacturing of fabric softeners.

Other major plant investments included a $6.0 million ethoxylation plant at Longford Mills which came on-stream in late 2001, and a new $6.0 million polyol plant at Wesseling due to come on-stream in early 2003. In 2001, our manufacturing people found opportunities to reduce costs by more than $4.0 million by effectively carrying out our Quality Process. We are confident that our manufacturing team will continue to deliver cost reductions in 2002.

In the area of information technology, we are launching the most far-reaching business management project in our history: Stepan One. This $21.0 million ERP system will literally change the way Stepan does business. It will allow us to communicate more effectively and operate more efficiently — internally and externally. It will help us to work smarter, better meeting our customers' current and future needs. Some 55 Stepan employees and 20 consultants have been working on this project since July of last year. Stepan One was successfully started in Canada in February of 2002 and we are most confident we will have similar successes in the United States in May and in Mexico in August. We have a dedicated team of professionals on this project and we are grateful for their efforts.

We are happy to report that in November, the Board of Directors declared a 4.3 percent increase in the dividend on our common stock. This brings the annual dividend rate to $0.73 per share, and marks the thirty-fourth consecutive year in which we raised our quarterly dividend.

We continue to be pleased with our dedication to providing a safe workplace for our employees. During 2001, the company received the American Chemistry Council's "Performance Improvement" award. This award is for



Robert G. Potter F. Quinn Stepan, Jr. Robert D. Cadieux Paul H. Stepan Thomas F. Grojean F. Quinn Stepan James A. Hartlage companies who demonstrate at least a 25 percent decrease in OSHA-recordable injuries and illnesses over the most recent five-year period. In addition, three of our plants — Anaheim, Fieldsboro and Winder — were awarded "Certificates of Achievement" for all of their employees and site contractors working the entire year without a lost time injury.

As we moved through 2001, a number of our senior executives who contributed greatly to building our company retired. MICKEY MIRGHANBARI, our vice president, manufacturing and engineering, and a 32-year Stepan employee, retired in June. His energy and "can-do" personality will be missed. Mr. Mirghanbari was very instrumental in building many of our North American plants. TONY ZOGLIO, who has been with Stepan for 10 years, has been promoted to fill Mr. Mirghanbari's position. Mr. Zoglio brings 30 years of manufacturing expertise to his new position.

HERMAN HOEPERMANS, vice president, Asia/Pacific, retired after serving the company for 36 years. He has done yeoman service for us in building our international presence. Mr. Hoepermans was instrumental in acquiring most of our plants outside of the U.S. MARK MYDLACH, who has been with Stepan for 13 years, succeeded Mr. Hoepermans.

ED TOBEY, vice president, South America, retired after 33 years of service to Stepan. Mr. Tobey led our efforts for many years at our key global accounts which contributed greatly to our growth throughout the world. With more than 20 years of experience, CHUCK BROWN will succeed Mr. Tobey.

Looking forward, we are hopeful that the world economy will strengthen in the second half of the year. Stronger demand for our products will raise our volumes and increase our margins and allow us to increase our operating profits in 2002. We are optimistic about successfully introducing new products to our markets. We expect new products to make significant contributions to our company in 2002.

In 2002, we will continue to have many challenges, but we are optimistic that our people will overcome these challenges because of their skills, dedication and enthusiasm. We have excellent platforms for growth. We will continue to drive innovation, global expansion, and continual improvement in all we do in the company.

Thank you, Shareholders, Customers and Fellow Employees for your continued support. We look forward to improved performance in all areas in the days and months ahead.

F. Quinn Stepan
Chairman of the Board and Chief Executive Officer

F. Quinn Stepan, Jr.
President and Chief Operating Officer

Don Oulman, recipient of the Alfred C. Stepan, Jr. Innovation Award. The award, established in 1985, is the highest honor that Stepan grants to any employee and it recognizes creativity and innovative thinking that results in a significant contribution to Stepan's operating results.


AWARD FOR INNOVATION
Stepan
AWARD FOR INNOVATION
Stepan

Don, a Research Fellow with the company for 22 years, has been instrumental in bringing significant manufacturing process improvements to a commercial success for the company. Don is the only person in the history of the award to receive it for a second time.

The business community is back to basics. Businesses like Stepan, built on solid foundations, have always emphasized the basics. It helps us to survive difficult economic times. Thus, we have continued to move forward with infrastructure improvements that will enhance our ability to anticipate and profit from a recovering economy.

Maintaining a Productivity Edge

Since the beginning, Stepan Manufacturing has been a key contributor to our success. Manufacturing continues to press forward with innovation, process improvement and information sharing across our network.

Expanding Geographic Reach

As the world becomes smaller, the opportunity to do business everywhere becomes greater. The Manro and Akcros acquisitions doubled the size of Stepan Europe, brought new customers to Stepan and extended our service capabilities. In addition, Stepan has set into motion its plans for building its first international polyol manufacturing facility in Germany.

Building a Strong Foundation

Stepan has strengthened operating systems to be more efficient and to better serve customers. In 2000, Stepan launched an enterprise resource planning (ERP) initiative to streamline our computer systems, making access to information across the company seamless and efficient. Other initiatives include Tech Services' customer service approach and the Purchasing Department's optimization of supply costs.

These investments are infrastructure building blocks for Stepan's future. In order to expand on these themes, this annual report features interviews with Stepan employees who contribute to the teams accomplishing the work.





Tony Zoglio
Vice President — Manufacturing and Engineering



Dwain Dodson
Plant Manager — Millsdale



Darrell Hampshire
Director — Manufacturing and Engineering Europe



Hector Cuello
Plant Manager — Matamoros

Maintaining a Productivity Edge

Tony Zoglio (pictured above) has more than 30 years of business and manufacturing experience in the chemical industry. He has been with Stepan for more than 10 years and was recently promoted to Vice President, Manufacturing and Engineering. He shared his perspective about what has made the global manufacturing team successful in helping Stepan achieve its goals for growth.



Ed Hyer
Manager — Winder & N.A. Subsidiaries

Arnel Manalang
Plant Manager — Stepan Philippines Inc.

Tom Szczeblowski
Plant Manager — Anaheim

Gino Rombey
Plant Manager — Wesseling

We are here to deliver quality with service that meets or exceeds our customer's expectations and to support Stepan's business initiatives while focusing on safety, productivity, cost and the bottom line.

This philosophy has been ingrained in the manufacturing culture over the past 10 years with the inception and evolution of Stepan's Total Quality Management (TQM) approach. Our manufacturing work processes and goal alignment process have helped us maintain focus.

In today's competitive environment, we are constantly "raising the bar" on internal metrics. Everyone on the manufacturing team has been empowered through our participative work group activities. The groups have accepted the responsibility and accountability that is implicit in an empowered organization. There was quite a learning curve involved. Success wasn't achieved overnight.



Oscar Arango
Plant Manager — Colombia

Charles Vierne
Plant Manager — Voreppe



Jim Gerodimos
Plant Manager — Longford Mills



Gary Traverso
Operations Manager — Eastern Manufacturing Region

The message and the philosophy are:

- Do it right the first time
- We're only as strong as the weakest link
- Together we can accomplish great things

To bring this to life for employees, management leads by example. Demonstrating commitment and support of the work group, even in the face of setbacks or mistakes, is what really helped TQM become the way we do things.

In 2001, we saw everything come together. We achieved "best in class" performance in safety, process capability, productivity, cost reduction, and in the manufacturing and engineering work processes.


STEPAN COMPANY NORTH AMERICA OSHA RECORDABLE RATE
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
95 96 97 98 99 00 01


DOMESTIC MANUFACTURING LB SHIPPED PER EMPLOYEE
3.0MM
2.5MM
2.0MM
1.5MM
1.0MM
0.5MM
0MM
96 97 98 99 00 01


DOMESTIC MANUFACTURING ON-TIME SHIPMENTS
95%
94%
93%
92%
91%
90%
89%
88%
96 97 98 99 00 01

- We achieved Stepan's best-ever Serious Injury, Disabling Injury (SI/DI) rate incidents in the company's history.
- Nearly met our lowest OSHA recordables in North America (1999 was the company's best year to date).
- We exceeded our expectations in reducing manufacturing costs and increasing productivity.
- On time shipments met our established goal.

All 1,100 manufacturing employees have embraced a "continuous improvement" mindset and provided a forum for everyone to be heard and to contribute. Now that we have this philosophy in place, we can apply it when we acquire additional facilities. We will implement TQM and the work group approach at Stalybridge, UK in 2002. However, we have already begun sharing best practices between Stalybridge and the other 11 Stepan sites and the learning goes both ways.

For all of our progress and accomplishments, there is always room for improvement. Our journey toward excellence will never end. We have the focus, commitment and talent throughout the manufacturing team to meet the challenges ahead of us.

Expanding Geographic Reach

Ed Buening, Vice President of Europe, while new to his European post, has been with Stepan for 21 years and has worked in the industry for nearly 30 years. Following is his view on Stepan's European expansion.

In Europe, 2001 brought the completion of the Manro acquisition which dramatically expanded our European sales and operations. Manro's strong market position in the U.K. brings a solid customer base and a new manufacturing facility to the Stepan network. In addition, our acquisition of Akcros was complementary and synergistic to our business. We will leverage the customer ties of both companies while absorbing the manufacturing of Ackros products in our existing European locations.



These acquisitions provide Stepan Europe with critical mass, greater geographic coverage and access to a broader product portfolio. This is especially important as we see our traditional customers move toward global sourcing and supplier consolidation.

Supplier and customer consolidation will continue. However, with the depth and breadth of Stepan Europe, we are poised to pursue new prospects and grow existing global business. In fact, our sales forces in North America, South America and Asia already are leveraging our expanded capabilities.

As Stepan increases the growth of high active and dry products, our strategic European locations provide us with economic distribution and freight advantages for Europe, South America and Asia. Our plants in both France and Germany have increased volume by 15 and 21 percent, respectively.

The Manro facility in Stalybridge provides us with a manufacturing site in England that complements our existing manufacturing capabilities. As our plants in England, Germany and France increase capacity, we will achieve greater operating effectiveness and seek lower raw material costs to improve profitability.

Our goal is to double our product sales in Europe by 2004. Key to this effort is increasing production capabilities of fabric softeners in France and the U.K. as well as an additional polyol production plant in Germany.

Building our presence in Europe is extremely important to meeting our goals for growth. In addition to growing the business organically, we will continue to look for other acquisition opportunities that complement our business.

Building a Strong Foundation

In this section you will hear from Jim Pall, Vice President of Logistics and Co-Manager of the Stepan One Project, Ellen Novak, Senior Manager of Technical Service and Ed Perreault, Senior Director of Purchasing

There are several initiatives across the company that are helping us be more efficient and cost effective. Here we have highlighted three initiatives that show the dedication and innovation we value at Stepan through very different approaches.

Stepan One

Over the years, Stepan has installed a variety of computer systems, each with different operating systems and different software, to govern business functions ranging from manufacturing to human resources. In most cases, these systems were not integrated effectively or they have become obsolete.



Jim Pall
Vice President, Logistics
Co-Manager, Stepan One Project

Rick Lindquist
Director, MIS
Co-Manager, Stepan One Project

STEPAN ONE (**one** *system for number* ***one*** *performance*) is going to change all that. Stepan One is an enterprise resource planning (ERP) initiative that uses "server" computers and an integrated set of software modules to replace these outdated legacy systems. Through the Stepan One effort, employees will be able to access, input, and utilize appropriate data throughout the company, in real time, seamlessly, from their workstations. The end result will be our ability to offer customers more accurate information and better service at the click of a mouse.

This is the most ambitious business information project in the company's history. At a time when so many companies are pulling back on infrastructure improvements, we think that it is essential to move forward on initiatives like Stepan One so that we are poised for continued success in the future.

The Stepan One project utilizes 55 dedicated Stepan employees on special assignment, as well as outside consultants, to design, troubleshoot, install the software and then educate our end-users. We expect to be implementing this system throughout 2002. This aggressive endeavor will take an investment of $21 million, but will build a system that allows us to improve and streamline our business practices. In turn, production, administrative and overall costs per pound will be reduced.

The system centralizes information for production planning, customer service and purchasing as well as finance, production reporting, inventory, payroll, organizational management and much more. In the future, the system will allow us to create a business-to-business transaction function that will offer Stepan customers and suppliers access to orders in process and check status of shipments via the Internet.

Stepan One will provide information to our employees that will empower us all to better serve our customers. Learning a new system is a challenge and it will take time to integrate it into our daily activities. Ultimately, Stepan One will enable the company to be more competitive by reducing costs and being more efficient.

Provide better service to Stepan customers.

Provide information systems infrastructure that will allow the company to integrate new opportunities efficiently and economically.

Create consistent business practices with information available across the board.

Reduce costs and increase capacity through more efficient processes.

November 2000

Business case developed

March 2001

SAP Software is purchased

July 2001

Project is officially launched

Project teams start to build the system

November 2001

System integration testing is completed, allowing the team to identify bugs and validate the system's functionality against business processes

January 2002

Training is completed in Canada

February 2002

Functional pilot is implemented in Stepan Canada

March 2002

Training begins in U.S.

May 2002

U.S. facilities come on-line with the new system

August 2002

Mexican facilities come on-line

Technical Service

If you call Technical Service you may get an automated greeting, but the message is simple and informs the caller how to quickly reach a live representative. That's because Technical Service wants to get the call. Our role has evolved into customer care for Stepan and our phones are staffed with chemists, whose charter is to answer customers' questions quickly and accurately — the first time.

We are proactively developing new systems and collecting information. In fact, as a reference tool, Technical Services developed a database of more than 2,250 competitive products that assists them in answering customers' questions quickly and accurately.

We solve problems — assisting customers with everything from regulatory data and product formulation to how to access Stepan's Web site for information. Our team touches all aspects of Stepan and provides an invaluable service to customers and prospects.

Last year, the department received about 2,500 inbound calls each month. One of the five chemists on staff returns every call within one business day. In addition, the department processed more than 12,000 sample requests for clients and prospects as well as answered the many inquiries received from our Web site.

Our role often becomes that of facilitator. We provide technical expertise, formulations and many times finish with requesting samples or literature for a customer. It's one-stop shopping for Stepan's many customers and distributors both with and without technical staffs. Our full service approach makes Stepan a close partner with our customers, which ultimately results in increased sales.

Stepan capitalizes on Technical Service's relationship with customers to gather market knowledge and generate leads for our sales force and distributors. This fosters stronger bonds with our distributors and assists them with the tools and expertise to successfully sell Stepan's diverse line of products.

Purchasing

Stepan is on a quest to improve its purchasing practices and procedures. We believe there are many untapped opportunities to reduce cost and implement new approaches that will streamline purchasing processes throughout the company.

Our basic strategy is simple but effective:

- Identify and implement best practices.
- Continuously upgrade the technical skills of the purchasing department.
- Provide better tools and technology to get the job done.



Ellen Novak
Senior Technical Service Manager

One of the primary tactics being applied by our purchasing group is to identify large categories of expenditures, form cross-functional teams to examine the possible purchasing options and then make recommendations on how to improve the current cost situation. We have applied this approach to numerous items from major raw materials to lab supplies.

For instance, many of Stepan's products are shipped in drums or totes. A commodity team was assembled and, after examining our requirements and potential suppliers, consolidated our expenditures with fewer suppliers. This reduced the costs of our drums by nearly 35%. As an added bonus, the team discovered that modifying the design of the drums (without any additional cost per drum) increases the number of drums that can be loaded into a shipping container by 10% — another way to minimize Stepan's costs to serve its customers.

Another commodity team looked into the purchase of small volume chemicals and examined the nearly 30 companies from whom we were buying those chemicals. After careful analysis and negotiation, Stepan selected four suppliers for these materials. This process not only saved money in the purchase price, but also brought an increase in value-added services such as supplier managed inventory and lower delivery cost.

The current members of our purchasing team came into the department over the past four years and brought the requisite skills necessary to carry out the transformation of the department into a high performance organization.

On the technology front, one of our first improvements was the development of a sophisticated electronic purchasing system. This system streamlined many of our purchasing activities, led to the development of common purchasing procedures and is considered one of the sparks that led to the initiation of the Stepan One project.

Another step taken to reduce paperwork and improve efficiency is the use of procurement cards, which are essentially company credit cards. These cards, while simple in concept, give us control over the large number of small dollar purchases in a manner that promotes accountability for those expenses. Use of the procurement card also allows the employee to make those small dollar expenditures in an expeditious manner and frees up time in the purchasing group to focus on higher dollar value issues.

The process of transforming our purchasing function into a "world class" organization continues as we move further and further from a focus on executing the paperwork to a focus on how we can bring value to the company.



Ed Perreault
Senior Director, Purchasing

Kathy Kohl
Director, MRO Purchasing

Rich Wehman, Jr.
Director, International Purchasing

Consumer and Industrial Products

USING STEPAN PRODUCTS

PERSONAL CARE

After-shave lotions
Anti-bacterial handsoaps
Anti-dandruff shampoos
Anti-perspirants
Baby shampoos
Bar soaps
Bath oils
Bath products
Bubble baths
Cleansing creams
Combo bars
Conditioning shampoos
Dentifrices
Deodorants
Facial preparations
Glosses
Hair conditioners
Hair rinses
Leave-on conditioners
Lipsticks
Liquid hand soaps
Make-up preparations
Medicated ointments
Moisturizers
Mousses
Ointments
Personal care cleansing preparations
Powdered bubble baths
Pre-shave lotions
Shampoos
Shaving creams
Skin creams
Skin lotions
Sunscreen products
Suppositories
Styling aids
Syndet bars



FOOD INGREDIENTS AND INDUSTRIAL SURFACTANTS

Adhesives
Architectural coatings
Carpet backing
Caulk
Concrete
Drawing and forming compounds
Drilling foamers
Drywall joint compound
Dust control foam
Engine lubricants
Firefighting foam
Flavors
Foam markers
Fruit coatings
Gypsum board
Herbicides, fungicides, insecticides
Industrial paints
Inks
Landfill cover
Leather finishes
Non-woven binders
Nutritional beverages
Oil emulsifiers
Oil well bactericides
Oil well corrosion inhibitors
Packaging
Paper coatings
Paper de-inking
Pharmaceuticals
Pesticide adjuvants
Pigments
Plastics
Salad dressings
Sealants
Scouring, levelling, coupling, wetting, bleaching and dyeing assistants
Sports bars
Textile coatings
Textile lubricants
Vinyl flooring

POLYMERS

APPLIANCES: Refrigerators, freezers, water heaters

AUTOMOTIVE: Upholstery, interior trim, crash pads, floor mats, hoses, refrigerated trailer insulation, RV panels

BATH FIXTURES: Bathtubs, shower stalls, lavatories, spas, laundry tubs, tub and spa insulation

CONSTRUCTION: Resilient floors, wall coverings, pool liners, FRP panels, swimming pools, concrete forming pans, gutters/downspouts, cooling towers, mobile homes, rigid insulation, insulated pipes

[illegible] Thermobreaks for metal thresholds and windows, engineering plastics

[illegible] Wire and cable insulation, electrical tape, transmission hardware, circuit boards, switchgear housing, potting compounds

[illegible] Adhesives, flexible cushions

[illegible] Footware, toys, luggage, bookbindings, garden hoses, outerware, tablecloths, shower curtains, upholstery

INSULATIONS: Residential sheathing, commercial/industrial roofing, building panels, spray applied polyurethane foam insulation, decorative molded parts and displays

[illegible] Boat hulls, deck hardware, floatation, motor covers, mooring buoys

MEDICAL: IV bags, medical tubing, prostheses, implants, pharmaceutical coatings

[illegible] Encapsulation, electrical potting, cavity fill, cryogenic insulation, floatation

[illegible] Meat and produce film, bottles and containers, packaging foam

[illegible] Industrial and residential paints, polyurethane coatings, traffic paints

[illegible] Picnic cooler insulation, bowling balls, sporting equipment, taxidermy

[illegible] Expanding sealants in a can, two-component polyurethanes







LAUNDRY AND CLEANING

- All purpose cleaners
- Bathroom cleaners
- Carpet steam extraction
- Carpet shampoos
- Car wash detergents
- Car wash spray wax emulsifiers
- Cooling tower biocides
- Dishwashing detergents
- Disinfectants and sanitizers
- Drain cleaners
- Dry cleaning detergents
- Fabric softener dryer sheets
- Fine fabric washes
- General disinfectants
- Hand and dish disinfection
- Hard surface cleaners
- Hard surface disinfection for food preparation areas
- Hospital disinfectants and sanitizers
- Industrial floor cleaners
- Industrial food processing disinfection
- Laundry, commercial and textile softeners
- Laundry detergents
- Laundry pre-spotters
- Laundry sanitization
- Liquid fabric softeners
- Metal cleaning emulsifiers
- Rug shampoos
- Sanitizers
- Sanitization and deodorization of bath and laundry areas
- Solvent degreasers
- Swimming pool and hot tub algicides, slimicides and fungicides
- Upholstery shampoos
- Window cleaners

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2001 Compared with 2000

Net sales for 2001 increased two percent from $698.9 million in 2000 to $711.5 million in 2001. Net sales by segment were as follows:

(Dollars in thousands)

	2001	2000	% Change
Surfactants	$ 558,927	$ 537,006	+4
Polymers	127,722	140,786	–9
Specialty products	24,868	21,145	+18
Total	$ 711,517	$ 698,937	+2

Surfactants are a principal ingredient in consumer and industrial cleaning products such as detergents, shampoos, lotions, toothpastes and cosmetics. Other applications include lubricating ingredients and emulsifiers for agricultural products, and plastics and composites.

Surfactants net sales, representing 79 percent of the company's revenue, increased $21.9 million, or four percent, due to a four percent rise in sales volume. Foreign operations accounted for the overall improvement, reporting a $32.5 million, or 27 percent, rise in net sales due to a 28 percent increase in sales volume. Approximately $14.7 million of the foreign improvement was attributable to the fourth quarter acquisition of Stepan UK Limited (formerly Manro Performance Chemicals) located in Stalybridge, UK. In addition, all other foreign subsidiaries reported increased net sales, primarily due to higher sales volumes. European operations, excluding the United Kingdom, posted a net increase of $8.6 million. Net sales for South American operations grew $4.5 million, while net sales for Mexico and Canada increased $2.6 million and $2.1 million, respectively. Domestic operations, which accounted for 73 percent of total surfactant revenues, reported a $10.6 million, or three percent, decline in net sales from $417.2 million in 2000 to $406.6 million in 2001. The decrease was due to a one percent drop in sales volume and a one percent decline in average selling prices. Lower demand for laundry and cleaning products and increased market competition led to the decline. The economic slowdown adversely impacted sales volume of higher margin industrial surfactants.

The polymers product group includes phthalic anhydride (PA), polyurethane systems and polyurethane polyols. PA is used in polyester resins, alkyd resins and plasticizers for applications in construction materials and components of automotive, boating and other consumer products. Polyurethane systems provide thermal insulation and are sold to the construction, industrial and appliance markets. Polyurethane polyols are used in the manufacture of laminate board for the construction industry. Polyurethane polyols are also sold to the appliance, coatings, adhesives, sealants and elastomers markets.

Polymer net sales, accounting for 18 percent of the company's revenue, decreased $13.1 million, or nine percent, from $140.8 million in 2000 to $127.7 million in 2001. The decline was due to a 13 percent drop in sales volume, driven primarily by a slowdown in the U.S. economy. PA's net sales decreased 21 percent to $32.8 million for 2001 from $41.4 million in 2000. A 24 percent decline in sales volume accounted for the decrease. Polyurethane systems net sales fell 15 percent to $19.4 million for 2001 from $22.7 million in 2000. A drop in sales volume accounted for the decline and more than offset an increase in average selling prices. Globally, polyurethane polyols net sales decreased $1.1 million, or one percent, between years from $76.7 million in 2000 to $75.5 million in 2001. Domestic net sales fell less than one percent due to a five percent decrease in sales volume, partially offset by an increase in average selling prices. European operations reported a decline in revenue due to an 11 percent drop in average selling prices, which offset a two percent gain in sales volume. Continued market pressures led to the average selling price drop.

Specialty products include flavors, emulsifiers and solubilizers used in the food and pharmaceutical industries. Net sales for the year were $24.9 million, a rise of $3.7 million, or 18 percent, over 2000. Higher average selling prices coupled with a slightly higher sales volume led to the growth in revenue.

Gross profit decreased to $107.2 million in 2001 from $112.0 million in 2000. Surfactants gross profit was down $4.8 million, or six percent, from $79.3 million in 2000 to $74.5 million in 2001. Domestic operations reported an $8.9 million decline in gross profit due primarily to a drop in average margins. Lower sales volume also contributed.

The decrease in average margins was mainly due to weaker sales mix and higher energy costs. Higher margin industrial surfactants sales volume declined as the economy slowed down through the end of 2001. Gross profit for foreign surfactants increased $4.1 million, or 29 percent, from year-to-year. A 28 percent improvement in sales volume caused the increase in gross profit. The newly acquired United Kingdom subsidiary contributed $1.9 million of the foreign increase. European operations, excluding United Kingdom, and South American operations contributed $1.0 million and $0.7 million, respectively, of the gross profit gain. Polymers gross profit declined $4.1 million, or 15 percent, from $27.9 million in 2000 to $23.8 million in 2001. Gross profit for PA declined 51 percent to $3.2 million in 2001 from $6.4 million in 2000. Lower sales volume and lower average margins accounted for the drop. Higher unit overhead costs resulting from decreased production volume coupled with some price reductions resulting from competitive situations led to the declined average margins. Global polyurethane polyols gross profit fell $0.3 million, or two percent, between years. Domestic operations reported an increase of $0.2 million, or one percent, in gross profit due to improved average margins that more than offset lower sales volume. Foreign operations gross profit fell $0.6 million on reduced average margins that more than offset higher sales volume. Polyurethane systems gross profit declined eight percent on lower sales volume. Improved average margins due to an average selling price increase and favorable sales mix partially offset the impact of lower sales volume. Specialty products reported an increase of $4.1 million in gross profit from year-to-year. The improvement was due to higher sales volume of higher margin products.

Operating income was $31.2 million, a $0.8 million, or three percent, decrease in comparison with 2000. Operating expenses, consisting of marketing, administrative and research and development expenses, decreased five percent between years. Administrative expenses declined $3.9 million, or 12 percent, from those reported in the prior year. A $7.5 million decline in legal and environmental expense, partially offset by $4.7 million of 2001 expense for the implementation of an enterprise resource planning system, accounted for most of the decrease between years. The drop in legal and environmental expense was primarily due to $6.1 million of prior year expense related to the company's Maywood, New Jersey, site that was non-recurring in 2001. In addition, current year expense was reduced by insurance recoveries received of $2.0 million, somewhat offset by a $0.5 million year-to-year increase in general legal expenses. Marketing expenses declined one percent between years and research and development expenses remained almost unchanged.

Interest expenses declined 14 percent from year-to-year due to lower overall borrowing rates coupled with lower average debt levels.

Philippine joint venture equity income rose $1.2 million between years. The improvement was largely due to reduced foreign exchange losses resulting from a devaluation of the Philippine peso in 2000.

Pretax income increased $1.5 million, or six percent, to $25.9 million in 2001 from $24.4 million in 2000.

The effective tax rate was 37.7 percent in 2001 compared to 38.5 percent in 2000. The lower effective tax rate was primarily attributable to Philippine tax benefits realized during 2001 (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory rate to the effective tax rate).

Net income for the year was $16.2 million, or $1.59 per share diluted, compared with $15.0 million, or $1.47 per share diluted, a year ago. The acquisition of Stepan UK Limited added $0.4 million to net income, or $0.03 per share diluted.

2000 Compared with 1999

Net sales for 2000 increased one percent from $694.7 million in 1999 to $698.9 million in 2000 (prior year data has been reclassified to conform to 2000 presentation). The increase was due to a three percent rise in sales volume. Net sales by segment were as follows:

(Dollars in thousands)

	2000	1999	% Change
Surfactants	$ 537,006	$ 547,359	–2
Polymers	140,786	126,774	+11
Specialty products	21,145	20,526	+3
Total	**$ 698,937**	**$ 694,659**	**+1**

Management's Discussion and Analysis of Financial Condition and Results of Operations

Surfactants net sales, representing 77 percent of the company's revenue, decreased $10.4 million, or two percent, from $547.4 million in 1999 to $537.0 million in 2000. Foreign operations' net sales decreased $13.2 million, or 10 percent, from $133.0 million in 1999 to $119.8 million in 2000, which accounted for the overall net sales decline. The decrease was mainly due to a decline in revenue reported by the company's Mexican and European subsidiaries. Mexican operations reported lower revenue due to decreased sales volume. Despite a volume gain between years, European operations' net sales decreased. Weaker selling prices and lower exchange rates contributed to the overall decline. Domestic sales increased $2.8 million, or one percent, from $414.4 million in 1999 to $417.2 million in 2000. A six percent rise in sales volume offset a five percent drop in average selling prices. Average selling prices declined largely due to sales mix, increased market competition and the non-recurring favorable impact in 1999 of the settlement of a contract cancellation. Sales volume grew six percent due to higher demand for the company's laundry and cleaning products and rising export sales to Asia.

Polymer net sales, accounting for 20 percent of the company's revenue, increased 11 percent, from $126.8 million in 1999 to $140.8 million in 2000. The increase was due to a five percent rise in sales volume coupled with increased average selling prices. Globally, polyurethane polyols' net sales rose $6.7 million, or ten percent, from $70.0 million in 1999 to $76.7 million in 2000. The increase was entirely due to a nine percent rise in sales volume. Both domestic and foreign operations sales increased between years. PA's net sales increased 14 percent from $36.3 million in 1999 to $41.4 million in 2000. The improvement was entirely due to a 14 percent rise in average selling prices. The higher prices were due to increased raw material costs, which were passed on to customers. Sales volume was flat between years. Polyurethane systems reported a $2.2 million, or 11 percent, increase in net sales. A nine percent rise in sales volume coupled with a two percent increase in average selling prices caused an overall improvement.

Specialty products net sales for the year 2000 were $21.1 million, a rise of $0.6 million, or three percent over 1999. Higher average selling prices led to the growth.

Gross profit decreased to $112.0 million in 2000 from $120.9 million in 1999. Surfactants gross profit was down $8.3 million, or nine percent, from $87.6 million in 1999 to $79.3 million in 2000. Domestic operations reported a $6.6 million, or nine percent, decrease due to lower average margins. Termination of the previously mentioned supply contract coupled with lower pricing in the higher volume product lines led to the margin decline. Gross profit for foreign operations decreased $1.7 million, or 11 percent, between years. Decreased sales volume for Mexican operations coupled with lower margins reported by the company's French subsidiary led to the overall decline. Weaker exchange rates in Europe and strong competition contributed to the decrease. Polymers' gross profit increased slightly between years to $27.9 million in 2000 from $27.8 million in 1999. Lower margins offset the impact of increased sales volume. Globally, polyurethane polyols gross profit was down $2.6 million, or 12 percent, between years. Decreased domestic and European margins, due to higher raw material costs, caused the drop in gross profit. PA's gross profit was up $1.9 million, or 42 percent, between years, despite a $0.9 million write-off of damaged catalyst. Improved margins accounted for the increase. A rise in margins and sales volume also led to a $0.7 million, or 17 percent, increase in polyurethane systems gross profit. Specialty products gross profit decreased by $0.7 million, or 13 percent, between years mainly due to lower sales of higher margin products.

Operating income was $32.0 million in 2000, a $9.8 million, or 23 percent, decrease from 1999. Operating expenses, consisting of marketing, administrative and research and development expenses, increased one percent between years. Marketing expenses rose $1.4 million, or six percent, primarily due to increased bad debt provision. Administrative expenses decreased just $0.6 million, or two percent, despite unusually high 1999 expenses that resulted from a $10.2 million legal settlement charge. 2000 administrative expenses included $6.1 million of legal and environmental-related charges, most of which related to potential future remediation costs at the company's Maywood, New Jersey, plant (see Environmental and Legal Matters section of this discussion for additional information). General legal expense was also up $1.4 million between years.

Philippine joint venture equity income fell $0.7 million, or 51 percent, between years. An $0.8 million unfavorable swing in foreign currency exchange losses, due to a weaker

Philippine peso, caused the decline. The impact from foreign exchange fluctuations excluding the joint venture was immaterial to the results of the company's operations.

Pretax income declined $10.4 million, or 30 percent, to $24.4 million in 2000 from $34.8 million in 1999.

The effective tax rate was 38.5 percent in 2000 compared to 36.5 percent in 1999. The higher effective tax rate was primarily attributable to the inability to tax benefit losses in Germany and Mexico. A lower tax benefit realized on Philippine income during 2000 also contributed to the higher effective tax rate (see Note 6 of the Notes to the Consolidated Financial Statements for a reconciliation of the statutory rate to the effective tax rate).

Net income for the year 2000 was $15.0 million, or $1.47 per share diluted, compared with $22.1 million, or $2.08 per share diluted, for 1999.

Fourth Quarter 2001 Compared with 2000

For the quarter ended December 31, 2001, the company reported net income of $1.9 million, or a $0.18 per share diluted, compared to a net loss of $2.1 million, or a $0.25 loss per share diluted, in the fourth quarter of 2000. The newly acquired United Kingdom subsidiary contributed $0.4 million of 2001 fourth quarter net income, or $0.04 per share diluted. Net sales for the quarter grew five percent to $178.1 million from $169.4 million a year ago. Net sales for surfactants increased $12.6 million (10 percent), due to the acquisition of the United Kingdom subsidiary and to increased foreign sales volume. Domestic revenues and volumes declined between quarters. Polymer sales fell $3.9 million (12 percent) on a seven percent decline in sales volumes. Gross profit of $25.1 million was just shy of the $25.2 million reported in the fourth quarter of 2000. Surfactants gross profit increased $1.2 million, or seven percent, due to a $3.6 million increase recorded by foreign operations. The acquisition of the United Kingdom subsidiary contributed $1.9 million of the increased gross profit. Gross profit for polymers declined $1.9 million, or 25 percent, between quarters due to reduced sales volume coupled with lower margins. All polymer businesses reported decreased quarterly earnings. Gross profit for specialty products was up $0.6 million between quarters. Higher sales volume of higher margin products led to the growth. Operating expenses declined $5.2 million, or 19 percent, in comparison with the fourth quarter of 2000. Administrative expenses dropped $4.5 million, or 32 percent, between quarters. Legal and environmental expense decreased $6.4 million from quarter to quarter due to $6.1 million of prior year Maywood-related charges that did not recur in the fourth quarter of 2001. Most of these changes were related to potential future remediation costs at the company's Maywood, New Jersey plant. Non-recurring fourth quarter 2000 acquisition investigation expenses of $0.6 million also contributed to the decline. The decline was partially offset by $2.7 million in expense incurred in 2001 related to the implementation of an enterprise resource planning system and $0.8 million in expenses incurred by the new United Kingdom subsidiary. Marketing expenses decreased $0.7 million, or 10 percent, between quarters due mostly to a $1.2 million decrease in domestic bad debt expense resulting from improved collectibility estimates for certain accounts receivable. The decline was somewhat offset by $0.3 million in marketing expense reported by the United Kingdom. Research and development expenses were flat between quarters. Philippine joint venture equity income increased $0.5 million between quarters. Foreign currency exchange losses in 2000 resulting from a weaker Philippine peso accounted for most of the improvement.

Interest expenses declined 20 percent between quarters. The decrease was due to lower overall borrowing rates, partially offset by an increased level of debt.

Liquidity and Financial Condition

Net cash from operations for 2001 totaled $53.6 million compared to $53.5 million for the prior year. Working capital required the use of $0.6 million for the current year, compared to a cash source of $1.4 million during 2000. From year to year accounts receivable decreased by $6.1 million, while accounts payable and other accrued liabilities decreased by an equivalent and offsetting amount. Inventories decreased by $0.4 million during 2001 while other working capital items, mainly prepaid expenses, absorbed $1.0 million.

Capital expenditures, excluding acquisitions, totaled $34.0 million for the current year compared to $28.4 million during 2000. Current year capital spending included $6.6 million for an enterprise resource planning (ERP) system, which is expected to be completed in 2002. It is anticipated that total 2002 capital spending will rise modestly over 2001 levels, due mostly to higher non-ERP spending.

During September 2001 the company completed the acquisition of Manro Performance Chemicals Limited, located in Stalybridge, UK. This acquisition was made for cash totaling $24.6 million and was funded through the company's committed lines of credit.

Consolidated debt increased by $14.3 million during 2001 to $120.3 million mainly in order to fund the Manro Performance Chemicals Limited acquisition. As of December 31, 2001, the ratio of long-term debt to long-term debt plus shareholders' equity was 40.7 percent compared to 38.5 percent one year earlier.

The company maintains contractual relationships with its domestic banks that provide for revolving credit of up to $60 million, which may be drawn upon, through January 8, 2003, as needed for general corporate purposes. The company plans to renegotiate and extend this revolving credit agreement during the first quarter of 2002. The company also meets short-term liquidity requirements through uncommitted domestic bank lines of credit. The company's foreign subsidiaries maintain committed and uncommitted bank lines of credit in their respective countries to meet working capital requirements as well as to fund capital expenditure programs and acquisitions.

The company anticipates that cash from operations and from committed credit facilities will be sufficient to fund anticipated capital expenditures, dividends and other planned financial commitments for the foreseeable future. Any substantial acquisitions would require additional funding.

The 50 percent owned Philippine joint venture, which is accounted for under the equity method, has $5.1 million of debt, which is not consolidated with or guaranteed by Stepan Company.

Market Risk Analysis

FOREIGN CURRENCY EXCHANGE RISK

Because the company operates in the global marketplace, its cash flows and operating results are exposed to foreign currency fluctuations. The company manufactures and sells products in many foreign locations and, therefore, believes its currency exchange risk is well diversified. Except as noted below, substantially all the company's foreign subsidiaries' financial instruments are denominated in their respective functional currencies. As such, exposure to exchange rate risk on foreign currency financial instruments is insignificant. In addition, the foreign subsidiaries periodically use short-term forward exchange contracts to limit the exposure of certain foreign currency transactions and balances to fluctuating exchange rates. At December 31, 2001, the balance of such contracts was not significant.

The company's 50 percent owned Philippine joint venture has U.S. dollar-denominated debt with the potential for future translation gains or losses. A 10 percent change in this exchange rate would not have a material effect on the company's operating results or cash flow.

INTEREST RATES

The company's debt was composed of fixed-rate and variable-rate borrowings totaling $83.3 million and $37.0 million, respectively, as of December 31, 2001. For 2002, it is projected that interest on variable-rate borrowings will comprise about 27 percent of the company's total interest expense. A 10 percent increase or decrease to short-term interest rates would be immaterial to the company's operating results or cash flow.

The fair value of the company's fixed-rate debt, including current maturities, was estimated to be $87.1 million as of December 31, 2001, which was approximately $3.8 million above the carrying value. Market risk was estimated as the potential increase to the fair value that would result from a hypothetical 10 percent decrease in the company's weighted average long-term borrowing rates at December 31, 2001, or $2.0 million. Such a rate decrease would be immaterial to future operating results or cash flow.

COMMODITY PRICE RISK

Certain raw materials used in the manufacture of the company's products are subject to price volatility caused by weather, petroleum prices and other unpredictable factors. In many cases, the company has the ability to pass on raw material price increases to customers. Therefore, commodity financial instruments are generally not used for raw material purchases. Periodically, firm purchase commitments are entered into which fix the price of a specific commodity that will be delivered at a future time. Such commitments usually cover only a portion of the company's anticipated requirements. Commodity future and forward contracts are used to a limited extent, most often to aid in managing the company's utility costs. As of December 31, 2001, unrealized gains and losses related to such contracts were not material. A hypothetical 10 percent fluctuation in the price of commodities covered by firm commitments and forward contracts would have an immaterial effect on the company's financial position, results of operations and cash flow.

Outlook

The prospect for earnings improvement in 2002 is dependent upon an economic recovery. Both polymers and surfactants, particularly those used in higher margin industrial applications, will need a lift from the economy. The enterprise resource planning system implementation is scheduled for completion in 2002 with additional charges projected to approximate $0.20 to $0.25 per share (diluted). European earnings are expected to benefit from the Manro (United Kingdom) acquisition by a projected $0.20 to $0.25 per share (diluted). In addition, the future impact of customer consolidations will be closely monitored, as the potential exists for such customers to bring surfactant production in house — a situation which could lead to a loss of customers and sales volumes.

Environmental and Legal Matters

The company is subject to extensive federal, state and local environmental laws and regulations. Although the company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent environmental regulation could require the company to make additional unforeseen environmental expenditures. The company will continue to invest in the equipment and facilities necessary to comply with existing and future regulations. During 2001, the company's expenditures for capital projects related to the environment were $1.1 million. These projects are capitalized and depreciated over their estimated useful lives, which is typically 10 years. Recurring costs associated with the operation and maintenance of facilities for waste treatment and disposal and managing environmental compliance in ongoing operations at our manufacturing locations were approximately $7.9 million for 2001 and 2000. While difficult to project, it is not anticipated that these recurring expenses will increase significantly in the future.

The company has been named by the government as a potentially responsible party at 16 waste disposal sites where cleanup costs have been or may be incurred under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. In addition, damages are being claimed against the company in general liability actions for alleged personal injury or property damage in the case of some disposal and plant sites. The company believes that it has made adequate provisions for the costs it may incur with respect to the sites. It is the company's accounting policy to record liabilities when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, at least the minimum is accrued. Some of the factors on which the company basis its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Because reported liabilities are recorded based on estimates, actual amounts could differ from those estimates. After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $7.4 million to $35.0 million at December 31, 2001, compared to $7.5 million to $35.0 million at December 31, 2000. At December 31, 2001, the company's reserve was $17.0 million for legal and environmental matters compared to $16.6 million at December 31, 2000. During 2001, non-capital expenditures related to legal and environmental matters approximated $2.6 million compared to $2.5 million, net of insurance recoveries, expended in 2000. While it is difficult to forecast the timing of the expenditures, the company believes that $3.0 million of the $17.0 million reserve is likely to be paid out in 2002. The timing of future payments is uncertain.

For certain sites, estimates cannot be made of the total costs of compliance or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 2001 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which are available upon request from the company. See also Footnote 12, Contingencies, in the Notes to Consolidated Financial Statements for a summary of the environmental proceedings related to the company's Maywood, New Jersey, and Ewan and D'Imperio environmental sites.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001, for acquisitions entered into prior to June 30, 2001, and effective immediately for acquisitions entered into after June 30, 2001. SFAS No. 141 requires the use of the purchase method of accounting for all transactions initiated after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. The new standard establishes that goodwill is no longer to be amortized. Instead, goodwill will be tested for impairment by applying a fair-value-based test each year, and more frequently, if circumstances indicate a possible impairment. If the carrying amount exceeds the implied fair value of that goodwill, an impairment loss shall be recognized. Equity-method goodwill is not, however, subject to the new impairment rules; the impairment guidance in existing rules for equity-method investments continues to apply. The standard also establishes new accounting guidelines for intangible assets that are determined to have an indefinite useful life. These assets are no longer subject to amortization, but shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of an intangible asset exceeds the fair value, an impairment loss shall be recognized in an amount equal to that excess. Any impairment as a result of initial adoption of SFAS No. 142 will be recorded as a cumulative effect of changes in accounting principles. The company has applied the provisions of SFAS No. 141 and SFAS No. 142 to the September 13, 2001, acquisition of Manro Performance Chemicals in Stalybridge, UK (see Footnote 2, Acquisitions, in Notes to Condensed Consolidated Financial Statements). The provisions of SFAS No. 141 and SFAS No. 142 will be applied to acquisitions made prior to June 30, 2001, starting on January 1, 2002. The company estimates that approximately $0.4 million of goodwill amortization will stop being recorded. Presently, it is unknown whether any goodwill or intangible asset impairments will be recognized or whether the amortization of any identifiable intangible assets will be reduced. The company is currently assessing such matters.

In April 2001, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-25 provides guidance regarding the reporting of consideration given by a vendor to a reseller of the vendor's products. This Issue requires certain considerations from vendor to a reseller of the vendor's products be considered: (a) as a reduction of the selling prices of the vendor's products and, therefore, be recorded as a reduction of revenue when recognized in the vendor's income statement, or (b) as a cost incurred by the vendor for assets or services received from the reseller and, therefore, be recorded as a cost or an expense when recognized in the vendor's income statement. EITF Issue No. 00-25 is effective for fiscal years beginning after December 15, 2001. The company's accounting policies are currently consistent with the guidance provided in this EITF. Therefore, adoption of this standard is not expected to have an impact on the company's statements of income or financial position.

Report of Management on Financial Statements

The financial statements of Stepan Company and Subsidiaries were prepared by and are the responsibility of management. The statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include some amounts that are based on management's best estimates and judgments. The Board of Directors, through its Audit Committee, assumes an oversight role with respect to the preparation of the financial statements.

In meeting its responsibility for the reliability of the financial statements, the company depends on its system of internal accounting control. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded. The system is augmented by written policies and procedures and an internal audit department.

The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees of the company, meets regularly with management, with the company's internal auditors and with its independent certified public accountants to discuss its evaluation of internal accounting controls and the quality of financial reporting. The independent auditors and the internal auditors have free access to the Audit Committee, without management's presence.

F. Quinn Stepan

F. QUINN STEPAN
Chairman of the Board and Chief Executive Officer

F. Quinn Stepan Jr.

F. QUINN STEPAN, JR.
President and Chief Operating Officer

Walter J. Klein

WALTER J. KLEIN
Vice President, Finance
February 11, 2002

Report of Independent Public Accountants

To the Stockholders of Stepan Company:

We have audited the accompanying consolidated balance sheets of Stepan Company (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stepan Company and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 11, 2002

Consolidated Balance Sheets

(December 31, 2001 and 2000)

(Dollars in thousands)

	2001	2000
Assets		
Cash and cash equivalents	$ 4,224	$ 3,536
Receivables, less allowances of $2,272 in 2001 and $3,154 in 2000	103,190	98,488
Inventories (Note 3)	61,863	60,132
Deferred income taxes (Note 6)	10,684	10,866
Other current assets	5,233	4,191
Total current assets	185,194	177,213
Land	6,156	5,786
Buildings and improvements	75,720	69,654
Machinery and equipment	565,150	530,564
Construction in progress	20,091	13,292
	667,117	619,296
Less: Accumulated depreciation	454,684	420,149
Property, plant and equipment, net	212,433	199,147
Other Assets	37,861	38,689
Total assets	**$ 435,488**	**$ 415,049**
Liabilities and Stockholders' Equity		
Current maturities of long-term debt (Note 4)	$ 10,745	$ 9,586
Accounts payable	62,410	57,255
Accrued liabilities (Note 10)	36,575	39,121
Total current liabilities	109,730	105,962
Deferred Income Taxes (Note 6)	35,040	39,170
Long-term Debt, less current maturities (Note 4)	109,588	96,466
Other Non-current Liabilities (Note 11)	21,401	19,275
5½ percent convertible preferred stock, cumulative, voting, without par value; authorized 2,000,000 shares; issued 583,252 shares in 2001 and 583,469 shares in 2000	14,581	14,587
Common stock, $1 par value; authorized 30,000,000 shares; issued 9,604,003 shares in 2001 and 9,411,106 shares in 2000	9,604	9,411
Additional paid-in capital	16,893	13,343
Accumulated other comprehensive loss (Note 1)	(14,800)	(12,402)
Retained earnings	142,110	133,308
	168,388	158,247
Less: Treasury stock, at cost	8,659	4,071
Stockholders' equity	159,729	154,176
Total liabilities and stockholders' equity	**$ 435,488**	**$ 415,049**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income

(For years ended December 31, 2001, 2000 and 1999)

(In thousands, except per share amounts)

	2001	2000	1999
Net Sales (Note 1)	$ 711,517	$ 698,937	$ 694,659
Cost of Sales	604,288	586,911	573,714
Gross Profit	107,229	112,026	120,945
Operating Expenses:			
Marketing	24,884	25,166	23,799
Administrative	28,251	32,152	32,775
Research, development and technical services (Note 1)	22,869	22,680	22,593
	76,004	79,998	79,167
Operating Income	31,225	32,028	41,778
Other Income (Expenses):			
Interest, net (Note 4)	(7,168)	(8,328)	(8,376)
Income from equity joint venture (Note 1)	1,869	703	1,427
	(5,299)	(7,625)	(6,949)
Income Before Provision for Income Taxes	25,926	24,403	34,829
Provision for Income Taxes (Note 6)	9,774	9,395	12,700
Net Income	**$ 16,152**	**$ 15,008**	**$ 22,129**
Net Income Per Common Share (Note 14):			
Basic	**$ 1.66**	**$ 1.52**	**$ 2.22**
Diluted	**$ 1.59**	**$ 1.47**	**$ 2.08**
Shares Used to Compute Net Income Per Common Shares (Note 14)			
Basic	**9,249**	**9,355**	**9,592**
Diluted	**10,133**	**10,236**	**10,632**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

2001 Sales Dollar Distribution

(Dollars in thousands)

$428,506 *60.2%*
$113,864 *16.0%*
$103,249 *14.5%*
$39,972 *5.6%*
$9,774 *1.4%*
$16,152 *2.3%*




COMBINED SALES
Dollars in thousands
19,236
110,753
475,585
19,678
122,148
493,930
20,526
126,774
547,359
21,145
140,786
537,006
24,868
127,722
558,927
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
97
98
99
00
01
605,574
635,756
694,659
698,937
711,517
Consolidated Total

Consolidated Statements of Cash Flows

(For years ended December 31, 2001, 2000 and 1999)

(Dollars in thousands)



CAPITAL EXPENDITURES
Dollars in thousands
50,000
40,000
30,000
20,000
10,000
0
44,923
35,589
44,056
32,697
28,442
34,014
96
97
98
99
00
01

Compound Annual Growth
Five Years –5%



EQUITY PER SHARE
Dollars
17.50
15.00
12.50
10.00
7.50
5.00
2.50
0
12.24
13.01
14.18
15.20
15.57
16.14
96
97
98
99
00
01

Compound Annual Growth
Five Years +6%

	2001	2000	1999
Net income	$ 16,152	$ 15,008	$ 22,129
Depreciation and amortization	39,972	39,277	39,452
Deferred revenue recognition	(470)	(1,761)	(5,165)
Deferred income taxes	(2,383)	(3,905)	3,745
Environmental and legal liabilities	331	5,069	(4,999)
Other non-cash items	610	(1,565)	(98)
Changes in Working Capital:			
Receivables, net	6,062	(1,399)	(15,199)
Inventories	419	(8,283)	647
Accounts payable and accrued liabilities	(6,075)	10,890	10,676
Other	(1,042)	201	(575)
Net Cash Provided by Operating Activities	53,576	53,532	50,613
Expenditures for property, plant and equipment	(34,014)	(28,442)	(32,697)
Investment in acquisitions	(24,640)	—	(450)
Other non-current assets	1,560	(1,122)	(594)
Net Cash Used for Investing Activities	(57,094)	(29,564)	(33,741)
Revolving debt and notes payable to banks, net	22,200	(1,500)	11,400
Other debt borrowings	1,188	—	—
Other debt repayments	(9,107)	(7,531)	(10,832)
Purchases of treasury stock, net	(4,588)	(8,732)	(8,255)
Dividends paid	(7,350)	(7,004)	(6,727)
Stock option exercises	3,151	1,397	1,088
Other non-cash items	(1,288)	(1,031)	(560)
Net Cash Provided by (Used for) Financing and Other Related Activities	4,206	(24,401)	(13,886)
Net Increase (Decrease) in Cash and Cash Equivalents	688	(433)	2,986
Cash and Cash Equivalents at Beginning of Year	3,536	3,969	983
Cash and Cash Equivalents at End of Year	**$ 4,224**	**$ 3,536**	**$ 3,969**
Supplemental Cash Flow Information			
Cash payments of income taxes, net of refunds	$ 11,652	$ 13,262	$ 10,564
Cash payments of interest	$ 7,862	$ 8,775	$ 8,780

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(For years ended December 31, 2001, 2000 and 1999)

(Dollars in thousands)	Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Comprehensive Income
Balance, January 1, 1999	**$ 19,611**	**$ 9,998**	**$ 10,962**	**$ (11,015)**	**$ (9,050)**	**$ 127,478**	**—**
Sale of 85,250 shares under stock option plan	—	85	1,003	—	—	—	—
Purchase of 317,048 shares of common and 38,646 shares of preferred treasury stock, net of sales	—	—	4	(8,255)	—	—	—
Retirement of 400,000 shares of common treasury stock	—	(400)	(516)	9,572	—	(8,656)	—
Conversion of preferred stock to common stock	(36)	2	34	—	—	—	—
Net income	—	—	—	—	—	22,129	$ 22,129
Other comprehensive income:							
Foreign currency translation adjustments	—	—	—	—	(1,581)	—	(1,581)
Comprehensive income	—	—	—	—	—	—	$ 20,548
Cash dividends paid:							
Preferred stock ($1.375 per share)	—	—	—	—	—	(858)	—
Common stock (61.25¢ per share)	—	—	—	—	—	(5,869)	—
Non-qualified stock option tax benefit	—	—	422	—	—	—	—
Balance, December 31, 1999	**19,575**	**9,685**	**11,909**	**(9,698)**	**(10,631)**	**134,224**	**—**
Sale of 113,950 shares under stock option plan	—	114	1,283	—	—	—	—
Purchase of 386,709 shares of common and 16,015 shares of preferred treasury stock, net of sales	—	—	(260)	(8,732)	—	—	—
Retirement of shares of treasury stock:							
400,000 shares of common stock	—	(400)	(565)	8,975	—	(8,010)	—
188,535 shares of preferred stock	(4,713)	—	239	5,384	—	(910)	—
Conversion of preferred stock to common stock	(275)	12	262	—	—	—	—
Net income	—	—	—	—	—	15,008	$ 15,008
Other comprehensive income:							
Foreign currency translation adjustments	—	—	—	—	(1,771)	—	(1,771)
Comprehensive income	—	—	—	—	—	—	$ 13,237
Cash dividends paid:							
Preferred stock ($1.375 per share)	—	—	—	—	—	(815)	—
Common stock (66.25¢ per share)	—	—	—	—	—	(6,189)	—
Non-qualified stock option tax benefit	—	—	475	—	—	—	—
Balance, December 31, 2000	**14,587**	**9,411**	**13,343**	**(4,071)**	**(12,402)**	**133,308**	**—**
Sale of 192,650 shares under stock option plan	—	193	2,958	—	—	—	—
Purchase of 189,214 shares of common stock, net of sales	—	—	(18)	(4,588)	—	—	—
Conversion of preferred stock to common stock	(6)	—	6	—	—	—	—
Net income	—	—	—	—	—	16,152	$ 16,152
Other comprehensive income:							
Foreign currency translation adjustments	—	—	—	—	(1,414)	—	(1,414)
Minimum pension liability adjustment (net of tax of $595)	—	—	—	—	(984)	—	(984)
Comprehensive income	—	—	—	—	—	—	$ 13,754
Cash dividends paid:							
Preferred stock ($1.375 per share)	—	—	—	—	—	(802)	—
Common stock (70.75¢ per share)	—	—	—	—	—	(6,548)	—
Non-qualified stock option tax benefit	—	—	604	—	—	—	—
Balance, December 31, 2001	**$ 14,581**	**$ 9,604**	**$ 16,893**	**$ (8,659)**	**$ (14,800)**	**$ 142,110**	**—**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

(For the years ended December 31, 2001, 2000 and 1999)

1. Summary of Significant Accounting Policies

Nature of Operations

The company's operations consist predominantly of the production and sale of specialty and intermediate chemicals, which are sold to other manufacturers for use in a variety of end products. Principal markets for all products are manufacturers of cleaning and washing compounds (including detergents, shampoos, toothpastes and household cleaners), paints, cosmetics, food and beverages, agricultural products, plastics, furniture, automotive equipment, insulation and refrigeration.

Principles of Consolidation

The consolidated financial statements include the accounts of Stepan Company and its wholly owned foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The investment in the 50 percent owned joint venture in the Philippines is accounted for on the equity method and is included in the "Other Assets" caption on the Consolidated Balance Sheet. The company's share of the net earnings of the investment is included in consolidated net income.

Cash and Cash Equivalents

The company considers all highly liquid investments with original maturities of six months or less from the date of purchase to be cash equivalents.

Concentration of Credit Risks

The company grants credit to its customers who are widely distributed across the Americas, Europe, Asia and the Pacific. The company does not have any one single customer whose business represents more than 10 percent of the company's consolidated revenue. There is no material concentration of credit risk.

Inventories

Inventories are valued at cost, which is not in excess of market value, and include material, labor and plant overhead costs. The last-in, first-out (LIFO) method is used to determine the cost of most company inventories. The first-in, first-out (FIFO) method is used for all other inventories. Inventories priced at LIFO as of December 31, 2001 and 2000, amounted to 83 and 86 percent of total inventories, respectively.

Property, Plant and Equipment

Depreciation of physical properties is provided on a straight-line basis over the estimated useful lives of various assets. Lives used for calculating depreciation are 30 years for buildings, 15 years for building improvements and from three to 15 years for machinery and equipment. Major renewals and betterments are capitalized in the property accounts, while maintenance and repairs ($19,366,000, $18,472,000 and $17,815,000 in 2001, 2000 and 1999, respectively), which do not renew or extend the life of the respective assets, are charged to operations currently. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Included in property, plant and equipment are costs related to the acquisition and development of internal-use software. Capitalized costs include external direct costs of materials and services consumed in obtaining and developing the software. For development projects where major internal resources are committed, payroll and payroll-related costs incurred during the application development phase of the project are also capitalized. The capitalized costs are amortized over the useful life of the software, which is generally three to ten years. Costs incurred in the preliminary project phase are expensed. At December 31, 2001, the consolidated "Construction in progress" amount included $6,012,000 of capitalized costs related to the company's enterprise resource planning system implementation project.

Interest charges on borrowings applicable to major construction projects are capitalized and subsequently amortized over the lives of the related assets.

Revenue Recognition

Revenue is recognized upon shipment of goods to customers. The company records shipping and handling billed to a customer in a sales transaction as revenue. Costs incurred for shipping and handling are recorded in cost of sales. Also, the company recognizes, when incurred, certain volume rebate offers delivered after the related transactions in which they are earned and reports them as a reduction of revenue in the statement of income.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost or range of possible costs can be reasonably estimated. When no amount within the range is a better estimate than any other amount, at least the minimum is accrued. Some of the factors on which the company bases its estimates include information provided by feasibility studies, potentially responsible party negotiations and the development of remedial action plans. Because reported liabilities are recorded based on estimates, actual amounts could differ from those estimates. Legal costs related to environmental matters are expensed as incurred. Expenditures that mitigate or prevent environmental contamination and that benefit future operations are capitalized. Capitalized expenditures are depreciated generally utilizing a 10 year life. See Note 12 for contingency information.

Intangible Assets

Included in other assets are intangible assets consisting of patents, agreements not to compete, trademarks, customer lists and goodwill, all of which were acquired as part of business acquisitions. These assets are presented net of amortization provided on a straight-line basis over their estimated useful lives generally ranging from five to 15 years.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001, for acquisitions entered into prior to June 30, 2001, and effective immediately for acquisitions entered into after June 30, 2001. SFAS No. 141 requires the use of the purchase method of accounting for all transactions initiated after June 30, 2001. SFAS No. 142 requires that the goodwill acquired as a result of a business combination completed after June 30, 2001, should not be amortized. The company has applied the provisions of SFAS No. 141 and SFAS No. 142 to the September 2001 acquisition of Manro Performance Chemicals Limited (see Footnote 2 for acquisition information).

Research and Development Costs

The company's research and development costs are expensed as incurred. These expenses are aimed at discovery and commercialization of new knowledge with the intent that such effort will be useful in developing a new product or in bringing about a significant improvement to an existing product or process. Total expenses were $13,729,000, $13,383,000 and $13,113,000 in 2001, 2000 and 1999, respectively. The balance of expenses reflected on the Consolidated Statements of Income relates to technical services, which include routine product testing, quality control and sales support service.

Income Taxes

The provision for income taxes includes federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at year end. The resulting translation adjustments are included in stockholders' equity. Revenues and expenses are translated at average exchange rates prevailing during the year. Gains or losses on foreign currency transactions and the related tax effects are reflected in net income.

Long-Lived Assets

Operating assets and associated goodwill are written down to fair value whenever an impairment review indicates that the carrying value cannot be recovered on an undiscounted cash flow basis. No impairment loss has needed to be recognized for applicable assets of continuing operations.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 8 for stock option plan information.

Per Share Data

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. Net income used in computing basic earnings per share has been reduced by dividends paid to preferred stockholders. Diluted earnings per share amounts are based on the increased number of common shares that would be outstanding assuming the exercise of certain outstanding stock options (under the treasury stock method) and the conversion of the convertible preferred stock, when such conversion would have the effect of reducing earnings per share. See Note 14 for the computation of earnings per share.

Comprehensive Income

Comprehensive income includes net income and all other nonowner changes in equity that are not reported in net income. For the twelve months ended December 31, 2001, the company's comprehensive income included net income, foreign currency translation gains and losses and a minimum pension liability adjustment. For the twelve months ended December 31, 2000 and 1999, the company's comprehensive income included net income and foreign currency translation gains and losses. Comprehensive income is disclosed in the Consolidated Statements of Stockholders' Equity. At December 31, 2001, the total accumulated other comprehensive loss of $14,800,000 was comprised of $13,816,000 of foreign currency translation adjustments and $984,000 of minimum pension liability adjustments (net of tax of $595,000). At December 31, 2000, the accumulated other comprehensive loss included foreign currency translation adjustment of $12,402,000.

Segment Reporting

The company reports financial and descriptive information about its reportable operating segments. Operating segments are components of the company that have separate financial information that is regularly evaluated by the chief operating decision maker to assess segment performance and allocate resources. The company discloses segment revenue, operating income, assets, capital expenditures and depreciation and amortization expenses. Enterprise-wide financial information about the revenues derived from the company's products, the geographic locations in which the company earns revenues and holds assets is also disclosed. See Note 13 for segment reporting information.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date to fiscal years beginning after June 15, 2000. The new standard establishes accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Such instruments are to be recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in fair value must be recognized currently in earnings or in other comprehensive income if specific hedge criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the statement of income, to the extent effective. If a transaction is designated to receive hedge accounting, the company must establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedge and the measurement approach for determining the ineffective aspect of the hedge.

The company has limited transactions that fall under the accounting rules of SFAS No. 133. Company policy prohibits the use of financial instruments for trading or speculative purposes. Periodically, the company enters into forward contracts to minimize exposure related to changing natural gas prices for a portion of the natural gas requirements used in its production facilities. In addition, the company's foreign subsidiaries make limited use of short-term forward exchange contracts to minimize the exposure of certain foreign currency transactions and balances to fluctuating exchange rates. As of December 31, 2001, the effects of the forward commodity and exchange contracts were not material to the company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation.

2. Acquisitions

On September 13, 2001, the company acquired the stock of Manro Performance Chemicals Limited based in Stalybridge, UK, and changed its name to Stepan UK Limited. Manro Performance Chemicals Limited manufactures surfactants for a wide range of customers, and specializes in anionic surfactants, hydrotropes and acid catalysts. This acquisition gives the company greater critical mass in Europe. It brings an important market share for anionic surfactants in the United Kingdom and market share at some of the company's strategic multinational customers.

The acquisition was accounted for as a purchase in accordance with SFAS No. 141. The acquisition cost was $24.6 million, which was $1.2 million in excess of the fair value of Manro Performance Chemicals Limited net assets. The $1.2 million excess acquisition cost over net assets was recorded as goodwill, which in accordance with SFAS No. 142, will not be amortized. The purchase price allocation is preliminary and subject to change, mainly due to finalization of fixed assets and pension valuations. The purchase price allocation will be finalized in the first half of 2002. This acquisition was funded through the company's committed lines of credit. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

(In thousands)

At September 13, 2001	
Current assets	$ 13,937
Property, plant and equipment	17,950
Goodwill	1,211
Total assets acquired	**$ 33,098**
Current liabilities	$ 8,458
Total liabilities assumed	$ 8,458
Net assets acquired	**$ 24,640**

Presented on the following page are the pro forma financial results prepared under the assumption that the acquisition of Manro Performance Chemicals Limited had been completed at the beginning of the year 2000. These pro forma financial results include the assumption that the acquisition price of $24.6 million was funded through the company's committed lines of credit. Applied weighted-average interest rates were 6.97 percent in 2000 and 4.63 percent in 2001.

Notes to Consolidated Financial Statements

(For the years ended December 31, 2001, 2000 and 1999)

(In thousands, except per share amount)

Pro Forma Financial Results	Twelve Months Ended December 31	
	2001	2000
Net Sales	$ 743,369	$ 741,097
Income Before Income Taxes	$ 27,401	$ 23,082
Net Income	$ 17,074	$ 14,195
Net Income Per Common Share		
Basic	$ 1.76	$ 1.43
Diluted	$ 1.68	$ 1.39
Shares used to compute Earnings Per Common Share:		
Basic	9,249	9,355
Diluted	10,133	10,236

These pro forma statements represent the company's preliminary determination of adjustments associated with the purchase of Manro Performance Chemicals Limited and are based upon available information and certain assumptions that the company believes to be reasonable. Consequently, the actual results may differ from the Pro Forma results.

3. Inventories

The composition of inventories was as follows:

(Dollars in thousands)

	December 31	
	2001	2000
Finished products	$ 36,319	$ 40,515
Raw material	25,544	19,617
Total inventories	$ 61,863	$ 60,132

If the first-in, first-out (FIFO) inventory valuation method had been used, inventories would have been approximately $7,500,000 and $8,900,000 higher than reported at December 31, 2001 and 2000, respectively.

4. Debt

Debt was composed of the following:

(Dollars in thousands)

		December 31	
	Maturity Dates	2001	2000
Unsecured promissory notes			
6.59%	2003–2013	$ 30,000	$ 30,000
7.77%	2002–2010	24,545	27,272
7.22%	2002–2007	18,000	21,000
7.69%	2002–2005	8,000	10,000
9.70%	2002–2003	1,667	2,667
Unsecured bank debt	2003	35,200	13,000
Debt of foreign subsidiaries payable in foreign currency	2002–2006	2,921	2,113
Total debt		120,333	106,052
Less current maturities		10,745	9,586
Long-term debt		$ 109,588	$ 96,466

Unsecured bank debt at December 31, 2001, consisted of borrowings under a committed $60,000,000 revolving credit agreement with interest at varying rates averaging 3.88 percent during the year. The agreement requires a commitment fee to be paid on the unused portion of the commitment, which averaged 0.13 percent during the year. Periodically, the company also had other borrowings under notes payable to banks under which there were no outstanding balances at December 31, 2001 and 2000.

The various loan agreements contain provisions, which, among others, require maintenance of certain financial ratios and place limitations on additional debt, investments and payment of dividends. Unrestricted retained earnings were $49,138,000 and $46,126,000 at December 31, 2001 and 2000, respectively. The company is in compliance with all debt covenants.

Debt at December 31, 2001, matures as follows: $10,745,000 in 2002; $46,579,000 in 2003; $10,709,000 in 2004; $10,709,000 in 2005; $8,582,000 in 2006 and $33,009,000 after 2006.

The fair value of the company's fixed-rate debt, including current maturities, was estimated to be $87.1 million compared to a carrying value of $83.3 million as of December 31, 2001.

Net interest expense for the years ended December 31 was composed of the following:

(Dollars in thousands)

	2001	2000	1999
Interest expense	$ 7,858	$ 8,724	$ 8,661
Interest income	(229)	(124)	(211)
	7,629	8,600	8,450
Capitalized interest	(461)	(272)	(74)
Interest, net	**$ 7,168**	**$ 8,328**	**$ 8,376**

5. Leased Properties

The company leases certain property and equipment (primarily transportation equipment, buildings and computer equipment) under operating leases. Total rental expense was $4,174,000, $4,242,000 and $3,661,000 in 2001, 2000 and 1999, respectively.

Minimum future rental payments under operating leases with terms in excess of one year as of December 31, 2001, are:

(Dollars in thousands)

Year	Amount
2002	$ 2,591
2003	2,168
2004	1,742
2005	1,546
2006	1,259
Subsequent to 2006	6,947
Total minimum future rental payments	**$ 16,253**

6. Income Taxes

The provision for taxes on income and the related income before taxes were as follows:

(Dollars in thousands)

	2001	2000	1999
Taxes on Income			
Federal			
Current	$ 9,173	$ 10,479	$ 6,618
Deferred	(2,693)	(4,019)	2,280
State			
Current	1,498	1,890	1,301
Deferred	(441)	(650)	506
Foreign			
Current	1,681	2,104	1,983
Deferred	556	(409)	12
Total	**$ 9,774**	**$ 9,395**	**$ 12,700**
Income before Taxes			
Domestic	$ 21,405	$ 20,850	$ 29,163
Foreign	4,521	3,553	5,666
Total	**$ 25,926**	**$ 24,403**	**$ 34,829**

Notes to Consolidated Financial Statements

(For the years ended December 31, 2001, 2000 and 1999)

No federal income taxes have been provided on $34,534,000 of undistributed earnings of the company's foreign subsidiaries. In general, the company reinvests earnings of foreign subsidiaries in their operations indefinitely. However, the company will repatriate earnings from a subsidiary where excess cash has accumulated and it is advantageous for tax or foreign exchange reasons. Because of the probable availability of foreign tax credits, it is not practicable to estimate the amount, if any, of the deferred tax liability on earnings reinvested indefinitely.

The variations between the effective and statutory federal income tax rates are summarized as follows:

(Dollars in thousands)

	2001		2000		1999	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
Income tax provision at statutory tax rate	$ 9,074	35.0	$ 8,541	35.0	$ 12,190	35.0
State taxes on income						
less applicable federal tax benefit	687	2.6	806	3.3	1,175	3.4
Foreign income taxed at different rates	655	2.5	452	1.9	(42)	−0.1
Effect of equity in foreign joint venture	(654)	−2.5	(198)	−0.8	(499)	−1.4
Other items	12	0.1	(206)	−0.9	(124)	−0.4
Total income tax provision	**$ 9,774**	**37.7**	**$ 9,395**	**38.5**	**$ 12,700**	**36.5**

The net deferred tax liability at December 31 was comprised of the following:

(Dollars in thousands)

	2001	**2000**
Current deferred income taxes		
Assets	$ 11,351	$ 11,530
Liabilities	(667)	(664)
Total net current deferred tax assets	10,684	10,866
Non-current deferred income taxes		
Assets	$ 12,324	$ 9,326
Liabilities	(47,364)	(48,496)
Total net non-current deferred tax liabilities	(35,040)	(39,170)
Net deferred tax liability	**$ (24,356)**	**$ (28,304)**

At December 31, the tax effect of significant temporary differences representing deferred tax assets and liabilities was as follows:

(Dollars in thousands)

	2001	**2000**
Tax over book depreciation	$ (41,003)	$ (44,667)
Safe Harbor leases	(2,038)	(2,338)
SFAS No. 87 pension accounting	(2,513)	(3,146)
State Income tax accrual	2,180	2,295
Deferred revenue	1,419	1,613
Book reserves deductible in other periods	16,156	16,758
Other, net	1,443	1,181
Net deferred tax liability	**$ (24,356)**	**$ (28,304)**

7. Stockholders' Equity

The company's preferred stock is convertible at the option of the holder at any time (unless previously redeemed) into shares of common stock at a conversion of 1.14175 shares of common stock for each share of preferred stock. Dividends on preferred stock accrue at a rate of $1.375 per share per annum, which are cumulative from the date of original issue. The company may not declare and pay any dividend or make any distribution of assets (other than dividends or other distribution payable in shares of common stock) or redeem, purchase or otherwise acquire, shares of common stock, unless all accumulated and unpaid preferred dividends have been paid or are contemporaneously declared and paid. The preferred stock is subject to optional redemption by the company, in whole or in part, at any time on or after September 1, 1997. As of September 1, 2001, the redemption price is $25.14 per share and will be reduced to the minimum redemption price of $25 per share on September 1, 2002, plus accrued and unpaid dividends thereon to the date fixed for redemption. Preferred stock is entitled to 1.14175 votes per share on all matters submitted to stockholders for action and votes together with the common stock as a single class, except as otherwise provided by law or the Certificate of Incorporation of the company. There is no mandatory redemption or sinking fund obligation with respect to the preferred stock.

On November 3, 2000, 400,000 shares of common stock and 188,535 shares of preferred stock held in treasury were retired in accordance with the Board of Directors' authorization. At December 31, 2000, treasury stock consisted of no shares of preferred stock and 183,573 shares of common stock. No retirement of treasury stock took place during 2001. At December 31, 2001, treasury stock consisted of no shares of preferred stock and 372,787 shares of common stock.

8. Stock Option Plans

The company has three fixed stock option plans: the 1982 Plan, the 1992 Plan and the 2000 Plan. No further grants may be made under the 1982 Plan and no options granted under the 1982 Plan remain outstanding at December 31, 2001. The 1992 Plan extends participation to directors who are not employees of the company. It authorizes the award of up to 1,600,000 shares of the company's common stock for stock options ("options") and stock appreciation rights ("SAR"). SARs entitle the employee to receive an amount equal to the difference between the fair market value of a share of stock at the time the SAR is exercised and the exercise price specified at the time the SAR is granted. No further grants may be made under the 1992 Plan after December 31, 2001. The 2000 Plan, which also extends participation to non-employee directors, authorizes the award of 1,000,000 shares of the company's common stock for options, SAR and stock awards. A stock award is a grant of shares of stock to an employee, the earnings vesting or distribution of which is subject to certain conditions established by the Compensation and Development Committee of the Board of Directors. Options are granted at the market price on the date of grant. An option may not be exercised within two years from the date of grant and no option will be exercisable after 10 years from the date granted.

The company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for options granted under these stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the following pro forma amounts:

(Dollars in thousands, except per share data)

	2001	2000	1999
Net Income – as reported	$ 16,152	$ 15,008	$ 22,129
Net Income – pro forma	15,227	14,008	21,272
Basic Earnings per share – as reported	1.66	1.52	2.22
Basic Earnings per share – pro forma	1.56	1.41	2.13
Diluted Earnings per share – as reported	1.59	1.47	2.08
Diluted Earnings per share – pro forma	1.51	1.37	2.01

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: expected dividend yield of 2.75 percent in 2001, and 2.50 percent in 2000 and 1999. Expected volatility of 24.2 percent in 2001, 24.7 percent in 2000 and 26.7 percent in 1999; expected lives of 7.5 years; and risk-free interest rate of 5.14 percent in 2001, 6.72 percent in 2000 and 5.21 percent in 1999.

A summary of the status of the company's stock option plans at December 31, 2001, 2000 and 1999, and changes during the years then ended is presented as follows:

	2001 Shares	Weighted-Average Exercise Price	2000 Shares	Weighted-Average Exercise Price	1999 Shares	Weighted-Average Exercise Price
Options outstanding, beginning of year	1,502,899	$ 20.49	1,222,363	$ 19.38	1,247,591	$ 18.76
Options exercised	(192,650)	16.35	(113,950)	12.26	(85,250)	12.76
Options canceled	(78,171)	24.48	(24,238)	25.43	(4,036)	30.97
Options granted	26,630	23.30	418,724	21.77	64,058	23.42
Options outstanding, end of year	1,258,708	20.93	1,502,899	20.49	1,222,363	19.38
Option price range at end of year	$ 14.000 – $ 30.969		$ 12.563 – $ 30.969		$ 9.438 – $ 30.969	
Option price range for exercised shares	$ 12.563 – $ 19.750		$ 9.438 – $ 19.750		$ 9.438 – $ 19.750	
Options available for grant at end of year	912,616		861,075		255,561	
Weighted-average fair value of options, granted during the year	$ 6.22		$ 6.94		$ 6.98	

A summary of stock options outstanding at December 31, 2001, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$ 14.000	270,000	5.23	$ 14.00	270,000	$ 14.00
$ 18.219 – $ 30.969	988,708	9.17	22.83	876,858	20.52
	1,258,708	8.32	$ 20.93	1,146,858	$ 18.99

9. Pension Plans

The company has non-contributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The company funds the pension plan up to the maximum amount deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and government and corporate debt securities. The plans' assets at December 31, 2001 and 2000, included $10,239,000 and $10,023,000, respectively, of the company's common stock.

Net 2001, 2000 and 1999 periodic pension cost for the plans consisted of the following:

(Dollars in thousands)

	2001	2000	1999
Service cost	$ 2,196	$ 2,047	$ 2,344
Interest cost on projected benefit obligation	4,207	3,970	3,629
Expected return on plan assets	(6,233)	(5,812)	(5,156)
Amortization of unrecognized net transition assets	—	(567)	(567)
Amortization of unrecognized prior service cost	347	312	287
Amortization of unrecognized net loss/(gain)	(448)	(517)	14
Net pension expense/(income)	**$ 69**	**$ (567)**	**$ 551**

Changes in benefit obligations for the years ending December 31, 2001 and 2000, were as follows:

(Dollars in thousands)

	2001	2000
Benefit obligation at beginning of year	$ 56,654	$ 50,727
Service cost	2,196	2,047
Interest cost	4,207	3,970
Plan amendments	292	844
Actuarial loss	2,553	1,173
Benefits paid	(2,136)	(2,107)
Benefit obligation at end of year	**$ 63,766**	**$ 56,654**

Changes in the fair value of plan assets during years 2001 and 2000 were as follows:

(Dollars in thousands)

	2001	2000
Fair value of plan assets at beginning of year	$ 73,664	$ 76,249
Actual return on plan assets	(8,319)	(792)
Employer contributions	110	314
Benefits paid	(2,136)	(2,107)
Fair value of plan assets at end of year	**$ 63,319**	**$ 73,664**

The reconciliation of the funded status of the plans at December 31 was as follows:

(Dollars in thousands)

	2001	2000
Plan assets (less than)/in excess of projected benefit obligations	$ (447)	$ 17,010
Unrecognized prior service cost	2,244	2,300
Unrecognized net (loss)/gain	5,608	(11,947)
Net amount recognized	**$ 7,405**	**$ 7,363**

The foregoing accumulated benefit obligation and fair value of plan assets amounts include both overfunded and underfunded plans. At December 31, 2001, the projected benefit obligation, the accumulated benefit obligation and fair value of plan assets for the underfunded plans were $12,375,000, $12,375,000 and $9,940,000, respectively.

The amounts recognized in the Consolidated Balance Sheets at December 31 consisted of the following:

(Dollars in thousands)

	2001	2000
Prepaid benefit cost	$ 6,762	$ 7,363
Accrued benefit liability	(2,435)	—
Intangible assets	1,499	—
Accumulated other comprehensive loss	1,579	—
Net amount recognized	**$ 7,405**	**$ 7,363**

The prepaid benefit cost, accrued benefit liability and intangible asset amounts are included in the "Other Assets" caption of the Consolidated Balance Sheets. The accumulated other comprehensive loss amount is included in the "Shareholders' Equity" section of the Consolidated Balance Sheets.

The weighted-average assumptions as of December 31, 2001, 2000 and 1999, were as follows:

	2001	2000	1999
Discount rate	7.25%	7.50%	7.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	4.00%–6.00%	4.00%–6.00%	4.25%–6.25%

The plans' net transitional assets are being amortized over a period of 15 years. The prior service costs are being amortized over an average of 12 years.

10. Accrued Liabilities

Accrued liabilities consisted of:

(Dollars in thousands)

	December 31	
	2001	2000
Accrued payroll and benefits	$ 14,855	$ 13,929
Accrued customer discounts	8,669	9,800
Other accrued liabilities	13,051	15,392
Total accrued liabilities	**$ 36,575**	**$ 39,121**

11. Other Non-Current Liabilities

Other non-current liabilities were comprised of the following:

(Dollars in thousands)

	December 31	
	2001	2000
Deferred revenue	$ 2,568	$ 3,264
Environmental and legal matters (Note 12)	13,964	13,632
Other non-current liabilities	4,869	2,379
Total other non-current liabilities	**$ 21,401**	**$ 19,275**

During and prior to 1998, the company received prepayments on certain multi-year commitments for future shipments of products. As the commitments are fulfilled, a proportionate share of the deferred revenue is recognized into income. In 2000, the term of a current contract was extended, and the recognition rate of deferred revenue into income was revised to correspond to the extended term. Related deferred revenue at December 31, 2001 and 2000, were $3,297,000 and $3,767,200, respectively, of which the amount recognizable within one year is included in the "Accrued Liabilities" caption in the Consolidated Balance Sheets.

12. Contingencies

There are a variety of legal proceedings pending or threatened against the company. Some of these proceedings may result in fines, penalties, judgments or costs being assessed against the company at some future time. The company's operations are subject to extensive local, state and federal regulations, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and the Superfund amendments of 1986 ("Superfund"). The company and others have been named as potentially responsible parties at affected geographic sites. As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, the company believes that it has made adequate provisions for the costs it may incur with respect to these sites.

After partial remediation payments at certain sites, the company has estimated a range of possible environmental and legal losses from $7.4 million to $35.0 million at December 31, 2001, compared to $7.5 million to $35.0 million at December 31, 2000. At December 31, 2001, the company's reserve was $17.0 million for legal and environmental matters compared to $16.6 million at December 31, 2000. The company made payments of $2.6 million in 2001 and $2.5 million in 2000 related to legal costs, settlements and costs related to remedial design studies at various sites.

For certain sites, estimates cannot be made of the total costs of compliance, or the company's share of such costs; accordingly, the company is unable to predict the effect thereof on future results of operations. In the event of one or more adverse determinations in any annual or interim period, the impact on results of operations for those periods could be material. However, based upon the company's present belief as to its relative involvement at these sites, other viable entities' responsibilities for cleanup, and the extended period over which any costs would be incurred, the company believes that these matters will not have a material effect on the company's financial position. Certain of these matters are discussed in Item 3, Legal Proceedings, in the 2001 Form 10-K Annual Report and in other filings of the company with the Securities and Exchange Commission, which filings are available upon request from the company. Following are summaries of the environmental proceedings related to the company's Maywood, New Jersey, and Ewan and D'Imperio environmental sites:

Maywood, New Jersey, Site

As reported previously, the company's site in Maywood, New Jersey, and property formerly owned by the company adjacent to its current site, were listed on the National Priorities List in September 1993 pursuant to the provisions of the CERCLA because of certain alleged chemical contamination. Pursuant to an Administrative Order on Consent entered into between the United States Environmental Protection Agency (USEPA) and the company for property formerly owned by the company, and the issuance of an order by USEPA to the company for property currently owned by the company, the company completed a Remedial Investigation Feasibility Study (RI/FS) in 1994. In addition, the company submitted an FS Addendum to USEPA in October 2000 and its response to USEPA's comments in September 2001. Discussions between USEPA and the company are continuing and the company has submitted additional information regarding the remediation. The company is awaiting the issuance of a Record of Decision (ROD) from USEPA relating to the currently owned and formerly owned company property and the proposed remediation. The final ROD will be issued sometime after the public comment period.

In 1985, the company entered into a Cooperative Agreement with the United States of America represented by the Department of Energy (Agreement). Pursuant to this Agreement, the Department of Energy (DOE) took title to radiological contaminated materials and was to remediate, at its expense, all radiological waste on the company's property in Maywood, New Jersey. The Maywood property (and portions of the surrounding area) were remediated by the DOE under the Formerly Utilized Sites Remedial Action Program, a federal program under which the U.S. Government undertook to remediate properties which were used to process radiological material for the U.S. Government. In 1997, responsibility for this clean-up was transferred to the United States Army Corps of Engineers (USACE). On January 29, 1999, the company received a copy of a USACE Report to Congress dated January 1998 in which the USACE expressed their intention to evaluate, with the USEPA, whether the company and/or other parties might be responsible for cost recovery or contribution claims related to the Maywood site. Subsequent to the issuance of that report, the USACE advised the company that it had requested legal advice from the Department of Justice as to the impact of the Agreement.

By letter dated July 28, 2000, the Department of Justice advised the company that the USACE and USEPA had referred to the Justice Department claims against the company for response costs incurred or to be incurred by the USACE, USEPA and the DOE in connection with the Maywood site and the Justice Department stated that the United States is entitled to recovery of its response costs from the company under CERCLA. The letter referred to both radiological and non-radiological hazardous waste at the Maywood site and stated that the United States has incurred unreimbursed response costs to date of $138 million. Costs associated with radiological waste at the Maywood site, which the company believes represent all but a small portion of the amount referred to in the Justice Department letter, could be expected to aggregate substantially in excess of that amount. In the letter, the Justice Department invited the company to discuss settlement of the matter in order to avoid the need for litigation. The company believes that its liability, if any, for such costs has been resolved by the aforesaid Agreement. Despite the fact that the company continues to believe that it has no liability to the United States for such costs, discussions with the Justice Department are currently ongoing to attempt to resolve this matter.

The company believes it has adequate reserves for claims associated with the Maywood site. However, depending on the results of the ongoing discussions regarding the Maywood site, the final cost of the remediation could differ from the current estimates.

Ewan and D'Imperio Sites

As reported previously, the company has been named as a potentially responsible party (PRP) in the case USEPA v. Jerome Lightman (92 CV 4710 D. N. J.), which involves the Ewan and D'Imperio Superfund Sites located in New Jersey. Trial on the issue of the company's liability at these sites was completed in March 2000. The company is awaiting a decision from the court. If the company is found liable at either site, a second trial as to the company's allocated share of clean-up costs at these sites will likely be held in 2002 or 2003. The company believes it has adequate defenses to the issue of liability. In the event of an unfavorable outcome related to the issue of liability, the company believes it has adequate reserves; however, the final cost related to Ewan and D'Imperio sites could differ from the current estimates.

13. Segment Reporting

Stepan Company has three reportable segments: surfactants, polymers and specialty products. Each segment provides distinct products and requires separate management due to unique markets, technologies and production processes. Surfactants are used in a variety of consumer and industrial cleaning compounds as well as in agricultural products, lubricating ingredients and other specialized applications. Polymers derive its revenues from the sale of phthalic anhydride, polyurethane polyols and polyurethane systems used in plastics, building materials and refrigeration systems. Specialty products sell chemicals used in food, flavoring and pharmaceutical applications.

The company evaluates the performance of its segments and allocates resources based on operating income before interest income/expense, other income/expense items and income tax provisions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There is no intersegment revenue and all intercompany transactions are eliminated from segments' revenue.

Segment data for the three years ended December 31, 2001, 2000 and 1999, was as follows:

(Dollars in thousands)

	Surfactants	Polymers	Specialty Products	Segment Totals
2001				
Net sales	$ 558,927	$ 127,722	$ 24,868	$ 711,517
Operating income	35,168	17,264	7,807	60,239
Assets	337,880	43,427	17,724	399,031
Capital expenditures	22,408	2,529	1,689	26,626
Depreciation and amortization expenses	30,472	5,656	1,290	37,418
2000				
Net sales	$ 537,006	$ 140,786	$ 21,145	$ 698,937
Operating income	41,718	21,001	3,130	65,849
Assets	310,820	53,314	18,121	382,255
Capital expenditures	23,333	3,427	986	27,746
Depreciation and amortization expenses	30,276	5,981	1,334	37,591
1999				
Net sales	$ 547,359	$ 126,774	$ 20,526	$ 694,659
Operating income	51,123	21,453	4,454	77,030
Assets	315,580	52,434	18,760	386,774
Capital expenditures	24,423	4,846	807	30,076
Depreciation and amortization expenses	31,091	5,856	1,128	38,075

Below are reconciliations of segment data to the accompanying consolidated financial statements:

(Dollars in thousands)

	2001	2000	1999
Operating income — segment totals	$ 60,239	$ 65,849	$ 77,030
Unallocated corporate expenses [a]	(29,014)	(33,821)	(35,252)
Interest expense	(7,168)	(8,328)	(8,376)
Income from equity in joint venture	1,869	703	1,427
Consolidated income before income taxes	**$ 25,926**	**$ 24,403**	**$ 34,829**
Assets — segment totals	$ 399,031	$ 382,255	$ 386,774
Unallocated corporate assets [b]	36,457	32,794	27,802
Consolidated assets	**$ 435,488**	**$ 415,049**	**$ 414,576**
Capital expenditures — segment totals	$ 26,626	$ 27,746	$ 30,076
Unallocated corporate expenditures	7,388	696	2,621
Consolidated capital expenditures	**$ 34,014**	**$ 28,442**	**$ 32,697**
Depreciation and amortization expenses — segment totals	$ 37,418	$ 37,591	$ 38,075
Unallocated corporate depreciation expenses	2,554	1,686	1,377
Consolidated depreciation and amortization expenses	**$ 39,972**	**$ 39,277**	**$ 39,452**

(a) Includes corporate administrative and corporate manufacturing expenses which are not included in segment operating income and not used to evaluate segment performance.
(b) Includes items such as deferred tax asset, prepaid pension asset, joint venture investment, corporate fixed assets and LIFO inventory reserve which are not allocated to segments.

Company-wide geographic data for the years ended December 31, 2001, 2000 and 1999, is as follows (net sales attributed to countries based on selling location):

(Dollars in thousands)

	2001	2000	1999
Net sales			
United States	$ 550,208	$ 569,357	$ 553,966
All foreign countries	161,309	129,580	140,693
Total	**$ 711,517**	**$ 698,937**	**$ 694,659**
Long-lived assets			
United States	$ 172,090	$ 180,369	$ 193,436
All foreign countries	40,343	18,778	16,045
Total	**$ 212,433**	**$ 199,147**	**$ 209,481**

14. Earnings Per Share

Below is the computation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999:

(In thousands except per share amounts)

	2001	2000	1999
COMPUTATION OF BASIC EARNINGS PER SHARE			
Net income	$ 16,152	$ 15,008	$ 22,129
Deduct dividends on preferred stock	802	815	858
Income applicable to common stock	$ 15,350	$ 14,193	$ 21,271
Weighted-average number of shares outstanding	9,249	9,355	9,592
Basic earnings per share	**$ 1.66**	**$ 1.52**	**$ 2.22**
COMPUTATION OF DILUTED EARNINGS PER SHARE			
Net income	$ 16,152	$ 15,008	$ 22,129
Weighted-average number of shares outstanding	9,249	9,355	9,592
Add net shares from assumed exercise of options (under treasury stock method)	218	203	324
Add weighted-average shares from assumed conversion of convertible preferred stock	666	678	716
Shares applicable to diluted earnings	10,133	10,236	10,632
Diluted earnings per share	**$ 1.59**	**$ 1.47**	**$ 2.08**

Five Year Summary

(In thousands except per share and employee data)

	2001	2000	1999	1998	1997
For the Year					
Net Sales	$ 711,517	$ 698,937	$ 694,659	$ 635,756	$ 605,574
Operating Income	31,225	32,028	41,778	45,423	44,370
Percent of net sales	4.4%	4.6%	6.0%	7.1%	7.3%
Pre-tax Income	25,926	24,403	34,829	38,766	34,874
Percent of net sales	3.6%	3.5%	5.0%	6.1%	5.8%
Provision for Income Taxes	9,774	9,395	12,700	15,312	14,464
Net Income	16,152	15,008	22,129	23,454	20,410
Per share (Diluted) [a]	1.59	1.47	2.08	2.12	1.86
Percent of net sales	2.3%	2.1%	3.2%	3.7%	3.4%
Percent to stockholders' equity [b]	10.5%	9.7%	15.0%	17.0%	15.5%
Cash Dividends Paid	7,350	7,004	6,727	6,432	6,069
Per common share	0.7075	0.6625	0.6125	0.5625	0.5125
Depreciation and Amortization	39,972	39,277	39,452	37,347	35,281
Capital Expenditures	34,014	28,442	32,697	44,056	35,589
Weighted-average Common Shares Outstanding	9,249	9,355	9,592	9,843	9,831
As of Year End					
Working Capital	$ 75,464	$ 71,251	$ 68,615	$ 61,814	$ 63,789
Current Ratio	1.7	1.7	1.7	1.7	1.8
Property, Plant and Equipment, net	212,433	199,147	209,481	215,096	206,601
Total Assets	435,488	415,049	414,576	404,361	374,936
Long-term Debt, less current maturities	109,588	96,466	107,420	107,708	94,898
Stockholders' Equity	159,729	154,176	155,064	147,984	137,598
Per share [c]	16.14	15.57	15.20	14.18	13.01
Number of Employees	1,491	1,387	1,365	1,372	1,292

(a) Based on weighted-average number of common shares outstanding during the year.
(b) Based on equity at beginning of year.
(c) Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.

Quarterly Stock Data (Unaudited)

Quarter	Stock Price Range 2001 High	2001 Low	2000 High	2000 Low	Dividends Paid Per Common Share 2001	2000
First	$ 24.75	$ 22.35	$ 23.19	$ 19.88	17.50¢	16.25¢
Second	26.20	23.10	23.25	20.94	17.50¢	16.25¢
Third	26.38	17.98	25.00	19.63	17.50¢	16.25¢
Fourth	24.40	17.80	24.00	18.50	18.25¢	17.50¢
Year	26.38	17.80	25.00	18.50	70.75¢	66.25¢

Quarterly Financial Data (Unaudited)

(Dollars in thousands, except per share data)

Quarter	2001	2000
First		
Net Sales	$ 176,857	$ 174,988
Gross Profit	25,901	27,083
Interest, net	(1,956)	(2,051)
Pre-tax Income	6,000	7,003
Net Income	3,628	4,271
Net Income per Share (Diluted)	0.36	0.41
Second		
Net Sales	$ 182,767	$ 177,897
Gross Profit	29,701	30,680
Interest, net	(1,805)	(2,186)
Pre-tax Income	10,040	10,859
Net Income	6,173	6,625
Net Income per Share (Diluted)	0.61	0.64
Third		
Net Sales	$ 173,829	$ 176,608
Gross Profit	26,483	29,025
Interest, net	(1,819)	(2,099)
Pre-tax Income	7,335	9,989
Net Income	4,481	6,233
Net Income per Share (Diluted)	0.44	0.61
Fourth		
Net Sales	$ 178,064	$ 169,444
Gross Profit	25,144	25,238
Interest, net	(1,588)	(1,992)
Pre-tax Income	2,551	(3,448)
Net Income/(Loss)	1,870	(2,121)
Net Income/(Loss) per Share (Diluted)	0.18	(0.25)
Year		
Net Sales	$ 711,517	$ 698,937
Gross Profit	107,229	112,026
Interest, net	(7,168)	(8,328)
Pre-tax Income	25,926	24,403
Net Income	16,152	15,008
Net Income per Share (Diluted)	1.59	1.47

Officers

Chairman and Chief Executive Officer

President and Chief Operating Officer

Vice President, General Counsel and Secretary

Senior Vice President, Technology and Operations

Vice President and Corporate Controller (elected 2/11/02)

Vice President, Finance

Vice President, Manufacturing and Engineering (retired 6/30/01)

Vice President and General Manager, Surfactants

Vice President and General Manager, Polymers

Vice President, Manufacturing and Engineering

Senior Attorney and Assistant Corporate Secretary

Board of Directors

Former President and Chief Executive Officer, Air Liquide America Corp., a manufacturer of industrial gases, Walnut Creek, California

Chairman and Chief Executive Officer, Burlington Motor Carriers, Inc., a nationwide truckload freight carrier, Daleville, Indiana

Senior Vice President, Technology and Operations

Former Chairman and Chief Executive Officer, Solutia Inc., a manufacturer of performance chemicals and specialty chemicals, St. Louis, Missouri

Chairman and Chief Executive Officer

President and Chief Operating Officer

Chairman, SA Inc., a real estate development firm, Chicago, Illinois

Departmental Vice Presidents

International

Vice President, Europe

Vice President, South America (retired 12/31/01)

Logistics

Vice President, Logistics

Surfactants

Vice President, Surfactant Sales

Vice President, Functional Products

Corporate Information

Counsel

Chicago, Illinois

Auditors

Chicago, Illinois

Transfer Agent and Registrar

2 North LaSalle Street
Chicago, Illinois 60602
tel. 312.588.4991
fax. 312.293.4943

Contact the Registrar and Transfer Agent concerning stock certificates, dividend checks, transfer of ownership, or other matters pertaining to your stock account.

Stock Listing

(SCL) and (SCLPR)

(SCL) and (SCLPR)

Investor Relations

847.501.2340

Form 10-K

Copies of the company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be available without charge to stockholders and interested parties upon written request to the Secretary of the company.

Annual Meeting

The 2002 Annual Meeting for the Stockholders of the company will be held at 9:00 a.m., Tuesday, April 30, 2002, at the company's headquarters in Northfield, Illinois.

Stepan

Stepan

Northfield, Illinois 60093
847.446.7500 www.stepan.com